                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                            Spire International Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.25 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   848931-10-1
           --------------------------------------------------------
                                 (CUSIP Number)

                               Richard G. Brown
                      KIMBALL, PARR, WADDOUPS, BROWN & GEE
                                P.O. Box 11019
                          Salt Lake City, Utah 84147
                                (801) 532-7840
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 18, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---


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CUSIP No. 848931-10-1                 13D                 Page  2  of  6  Pages
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Robert K. Bench
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               454,261
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  454,261
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     454,261
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 848931-10-1                 13D                 Page  3  of  6  Pages
          -----------                                          ---    ---

ITEM 1.   SECURITY AND ISSUER

     (a)  TITLE OF CLASS OF SECURITIES:

               Common Stock, $.25 par value (the "Common Stock")

     (b)  NAME OF ISSUER:

               Spire International Corp. (the "Issuer")

     (c)  ADDRESS OF ISSUER:

               311 North State Street, Orem, Utah 84059


ITEM 2.   IDENTITY AND BACKGROUND

     (a)  NAME:

               Robert K. Bench (the "Reporting Person")

     (b)  RESIDENCE OR BUSINESS ADDRESS:

               2632 East El Moro Avenue, Mesa, Arizona 85204

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

               President and a Director of the Issuer

     (d)  CRIMINAL PROCEEDINGS:

               The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e)  CIVIL PROCEEDINGS:

               The Reporting Person has not been a party to a civil proceeding involving federal or state securities laws as described in the instructions for Item 2(e) of Schedule 13D, during the last five years.

     (f)  CITIZENSHIP:

               United States


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person acquired his shares of the Common Stock pursuant to an Agreement and Plan of Reorganization dated January 23, 1996 (the "Agreement") among the Issuer, Spire Technologies, Inc., a Utah corporation ("Spire Technologies"), Spire Technologies Systems Division, Inc., a Utah corporation ("Spire Systems"; Spire Technologies and Spire Systems are collectively referred to herein as the "Spire Companies") and the holders of the capital stock of the Spire Companies. The Agreement provided for the exchange of all of the issued and outstanding shares of the capital stock of the Spire


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CUSIP No. 848931-10-1                 13D                 Page  4  of  6  Pages
          -----------                                          ---    ---


     Companies for shares of the Common Stock. The Reporting Person previously held shares of the capital stock of the Spire Companies. Such shares were exchanged pursuant to the Agreement for shares of the Common Stock.


ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Person acquired his shares of the Common Stock as part of the transaction described in Item 3 above. The purpose of such transaction was the acquisition of approximately 90% of the outstanding shares of the Common Stock by the former shareholders of the Spire Companies.

          Also, see Item 6.

          The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 454,261 shares, which (i) includes currently exercisable options to purchase 41,829 shares of the Common Stock and (ii) represents 10.6% of the outstanding shares of the Issuer.

          (b) The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 454,261 shares of the Common Stock.

          (c) Effective April 18, 1996, the Reporting Person acquired 454,261 shares of the Common Stock pursuant to the Agreement. Under the terms of the Agreement, the 10,493 shares of the capital stock of Spire Technologies, the 10,000 shares of the capital stock of Spire Systems and the currently exercisable options to purchase 1,179 shares of the capital stock of Spire Technologies held by the Reporting Person prior to April 18, 1996 were exchanged for 412,432 shares of the Common Stock and currently exercisable options to purchase 41,829 shares of the Common Stock.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 454,261 shares of the Common Stock held by the Reporting Person.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Effective February 27, 1996, the Reporting Person agreed to issue an option (the "Option") to purchase 1,161 shares of the capital stock of Spire Technologies (representing 41,191 shares of the Common Stock after giving effect to the exchange of shares described in Item 3 above) held by the Reporting Person to Eng Lee or an entity with which Mr. Lee is affiliated. The Option, when issued, will become exercisable in installments of 25% on the first and each subsequent anniversary date of the date of the Option at an exercise price of $1.49 per share. The Option will expire six years after the date of the Option.

CUSIP No. 848931-10-1                 13D                 Page  5  of  6  Pages
          -----------                                          ---    ---

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          A copy of the Agreement is attached hereto as Exhibit A.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   DATED:  April 18, 1996



                                   By    /s/ ROBERT K. BENCH
                                     ---------------------------------
                                             Robert K. Bench

CUSIP No. 848931-10-1                 13D                 Page  6  of  6  Pages
          -----------                                          ---    ---

                                INDEX TO EXHIBITS


   EXHIBIT      DESCRIPTION
- ------------    ----------------------------------------------------------------
      A         Agreement and Plan of Reorganization among Amacan Resources
                Corporation and Spire Technologies, Inc. and Spire Technologies
                Systems Division, Inc. and The Holders of The Common Stock of
                Spire Technologies, Inc. and Spire Technologies Systems
                Division, Inc.

                                    EXHIBIT A

                                  AGREEMENT AND
                             PLAN OF REORGANIZATION


                                      among


                          AMACAN RESOURCES CORPORATION

                                       and

                            SPIRE TECHNOLOGIES, INC.

                                       and

                    SPIRE TECHNOLOGIES SYSTEMS DIVISION, INC.

                                       and

                    THE HOLDERS OF THE COMMON STOCK OF SPIRE
        TECHNOLOGIES, INC. AND SPIRE TECHNOLOGIES SYSTEMS DIVISION, INC.

_______________________________________________________________________________

                                TABLE OF CONTENTS
_______________________________________________________________________________

ARTICLE                                                                  PAGE
- -------                                                                  -----

ARTICLE I           DEFINITIONS . . . . . . . . . . . . . . . . . . . .    1

ARTICLE II          THE SHARE EXCHANGE . . . . . . . . . . . . . . . . .   4

ARTICLE III         CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES .   6

ARTICLE IV          REPRESENTATIONS, COVENANTS AND WARRANTIES
                    OF SPIRE AND SPIRE SYSTEMS . . . . . . . . . . . . .   8

ARTICLE V           REPRESENTATIONS, COVENANTS AND WARRANTIES
                   OF AMACAN . . . . . . . . . . . . . . . . . . . . . .   17

ARTICLE VI          SPECIAL COVENANTS TO BE SATISFIED PRIOR
                    TO CLOSING . . . . . . . . . . . . . . . . . . . . .   25

ARTICLE VII         CONDITIONS PRECEDENT TO OBLIGATIONS OF
                    AMACAN . . . . . . . . . . . . . . . . . . . . . . .   30

ARTICLE VIII        CONDITIONS PRECEDENT TO OBLIGATIONS
                    OF SPIRE AND SPIRE SYSTEMS. .  . . . . . . . . . . .   32

ARTICLE IX          GENERAL PROVISIONS . . . . . . . . . . . . . . . . .   34


EXHIBITS

     Exhibit A - Articles of Share Exchange

SCHEDULES

     Spire Disclosure Schedules

     Amacan Disclosure Schedules

                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "AGREEMENT"), is entered into this 23nd day of January, 1996, by and among SPIRE TECHNOLOGIES, INC., a Utah corporation ("SPIRE"); SPIRE TECHNOLOGIES SYSTEMS DIVISION, INC., a Utah corporation ("SPIRE SYSTEMS"); AMACAN RESOURCES CORPORATION, a Utah corporation ("AMACAN"); and GARY B. GODFREY AND KARIE GODFREY, TRUSTEES OF THE GARY B. GODFREY FAMILY REVOCABLE TRUST DATED JULY 1, 1993, RITA S. YATES AND DOUGLAS D. YATES, TRUSTEES OF THE RITA S. YATES FAMILY REVOCABLE TRUST DATED JULY 1, 1993, JEFFREY L. WEBSTER, an individual, BRIAN W. BRAITHWAITE, an individual, ROBERT
K. BENCH, an individual, and WILLIAM A. FRESH, an individual (collectively, the "SPIRE STOCKHOLDERS"); based on the following:

                                    PREMISES

     A. The Spire Stockholders are the owners of all of the issued and outstanding shares of the capital stock of Spire and Spire Systems. It is the intention of the parties to this Agreement that all of the issued and outstanding shares of the capital stock of Spire and Spire Systems shall be acquired by Amacan in exchange solely for voting stock of Amacan.

     B. The respective Boards of Directors of Spire, Spire Systems and Amacan have determined that the exchange and conversion (the "SHARE EXCHANGE") by the Spire Stockholders of all of the shares of the capital stock of Spire and Spire Systems for 3,501,883 shares of the common stock of Amacan, $0.25 par value, on the terms and subject to the conditions set forth in this Agreement, would be advantageous and beneficial to their respective corporations and stockholders.

     C. For United States federal income tax purposes, the parties intend that the Share Exchange qualify as a reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

                                    AGREEMENT

     NOW, THEREFORE, on the stated premises, which are incorporated herein by reference, and for and in consideration of the mutual covenants, agreements and representations hereinafter set forth and the mutual benefits to the parties to be derived herefrom, Spire, Spire Systems, Amacan and the Spire Stockholders hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

     When used herein, the following terms shall have the meanings indicated:

     Section 1.01 AFFILIATE. "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     Section 1.02   AMACAN.  Amacan Resources Corporation, a Utah corporation.

     Section 1.03 AMACAN BALANCE SHEET. The balance sheet of Amacan, dated October 31, 1995, included in the Amacan Schedules and described in Section 5.05(c).

     Section 1.04 AMACAN COMMON STOCK. The shares of common stock of Amacan, $.25 par value.

     Section 1.05 AMACAN INDUSTRIES. Amacan Industries Corporation, a Utah corporation.

     Section 1.06 AMACAN INTELLECTUAL PROPERTY RIGHTS. "Amacan Intellectual Property Rights" shall have the meaning set forth in Section 5.19.

     Section 1.07 AMACAN SCHEDULES. The Amacan Disclosure Schedules described in Section 5.21.

     Section 1.08 ARTICLES OF EXCHANGE. The Articles of Share Exchange executed by Spire, Spire Systems and Amacan, respectively, substantially in the form attached hereto as Exhibit A and incorporated herein by this reference.

     Section 1.09 BUSINESS CONDITION. "Business Condition" with respect to any Person shall mean the business, financial condition, results of operation, properties and assets of such Person.

     Section 1.10   CLOSING.  "Closing" shall have the meaning set forth in
Section 2.03.

     Section 1.11 CLOSING DATE. "Closing Date" shall have the meaning set forth in Section 2.03.

     Section 1.12   CODE.  The Internal Revenue Code of 1986, as amended.

     Section 1.13 DIVISION. The Utah Department of Commerce, Division of Corporations and Commercial Code.

     Section 1.14 EFFECTIVE DATE AND EFFECTIVE TIME . "Effective Date" and "Effective Time" shall have the respective meanings set forth in Section 2.02.

     Section 1.15 ENVIRONMENTAL LAWS. "Environmental Laws" shall mean any and all laws, statutes, ordinances, judgments, injunctions, decrees, regulations, rules and orders of any Governmental Authority relating to pollution or the protection of human health or the environment or to emissions, discharges, releases or threatened releases of any substance that is regulated by any Governmental Authority or that has been designated by any Governmental Authority to be toxic, hazardous, radioactive or otherwise a danger to health or the environment.

     Section 1.16 ERISA. The Employee Retirement Income Security Act of 1974, as amended.

     Section 1.17 EXCHANGE ACT. The Securities Exchange Act of 1934, as amended.

     Section 1.18 GAAP. "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of this Agreement.

     Section 1.19 GOVERNMENTAL AUTHORITY. "Governmental Authority" means any federal, state, local or foreign court or governmental, administrative or regulatory authority or agency.

     Section 1.20 HAZARDOUS MATERIAL. "Hazardous Material" shall mean any substance that is regulated by any Governmental Authority or that has been designated by any Governmental Authority to be radioactive, toxic, hazardous or otherwise a danger to health or the environment.

     Section 1.21 INFORMATION STATEMENT. The Information Statement of Amacan described in Section 5.13.

     Section 1.22 PERSON. "Person" means any individual, partnership, corporation, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or agency or political subdivision thereof, or other entity.

     Section 1.23   RULE 144.  Rule 144 promulgated pursuant to the Securities
Act.

     Section 1.24   SEC.  The United States Securities and Exchange Commission.

     Section 1.25   SECURITIES ACT.  The Securities Act of 1933, as amended.

     Section 1.26 SHARE EXCHANGE. "Share Exchange" shall have the meaning set forth in Premise B.

     Section 1.27   SPIRE.  Spire Technologies, Inc., a Utah corporation.

     Section 1.28 SPIRE BALANCE SHEETS. The combined balance sheets of Spire and Spire Systems, dated October 31, 1995, included in the Spire Schedules and described in Section 4.05(c).

     Section 1.29 SPIRE COMMON STOCK. The shares of common stock of Spire, $.01 par value.

     Section 1.30 SPIRE EXCHANGE RATIO. "Spire Exchange Ratio" shall have the meaning set forth in Section 3.01(b).

     Section 1.31 SPIRE INTELLECTUAL PROPERTY RIGHTS. "Spire Intellectual Property Rights" shall have the meaning set forth in Section 4.19.

     Section 1.32 SPIRE OPTION. "Spire Option" shall have the meaning set forth in Section 3.03.

     Section 1.33 SPIRE OPTION PLAN. The Spire 1995 Stock Option and Award Plan adopted and maintained by Spire.

     Section 1.34 SPIRE SCHEDULES. The Spire Disclosure Schedules described in Section 4.21.

     Section 1.35 SPIRE STOCKHOLDERS. The individuals and trusts identified on the signature page hereof, who own collectively all of the issued and outstanding shares of the capital stock of Spire and Spire Systems in the respective amounts set forth on the signature page hereof.

     Section 1.36 SPIRE SYSTEMS. Spire Technologies Systems Division, Inc., a Utah corporation.

     Section 1.37 SPIRE SYSTEMS COMMON STOCK. The shares of common stock of Spire Systems, no par value.

     Section 1.38 SPIRE SYSTEMS EXCHANGE RATIO. "Spire Systems Exchange Ratio" shall have the meaning set forth in Section 3.01(c).

     Section 1.39 STOCKHOLDERS' MEETING. The special meeting of stockholders of Amacan described in Section 5.13.

     Section 1.40 SUBSIDIARY. "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of directors.

     Section 1.41   UTAH ACT.  The Utah Revised Business Corporation Act.

                                   ARTICLE II
                               THE SHARE EXCHANGE

     Section 2.01 EXCHANGE. Subject to the terms and conditions of this Agreement and the Articles of Exchange, Amacan will acquire all of the issued and outstanding shares of the capital stock of Spire and Spire Systems in exchange solely for shares of Amacan Common Stock. The Articles of Exchange provide, among other things, the mode of effecting the Share Exchange and the manner and basis of converting each issued and outstanding share of capital stock of Spire and Spire Systems into shares of Amacan Common Stock. The total consideration for the acquisition by Amacan of all of the capital stock of Spire and Spire Systems, subject to all of the terms, covenants, and conditions set forth herein, shall consist of 3,501,883 shares of Amacan Common Stock.

     Section 2.02 EFFECTIVE TIME. Subject to the provisions of this Agreement and the Articles of Exchange, the Articles of Exchange, together with all required exhibits and attachments, shall be filed with the Division in accordance with the Utah Act on the Closing Date. The Share Exchange shall become effective upon confirmation of such filing of the Articles of Exchange and such other exhibits and attachments (the time of such filing being referred to hereinafter as the "EFFECTIVE TIME" and the date of such filing being referred to hereinafter as the "EFFECTIVE DATE").

     Section 2.03 CLOSING. The Closing of the Share Exchange and the other transactions contemplated herein (the "CLOSING") shall be on a date and at such time on or prior to March 15, 1996, as the parties may agree (the "CLOSING DATE"), following the satisfaction of every material term, covenant or condition set forth herein that is required to be satisfied prior to Closing.

     Section 2.04   CLOSING EVENTS.  At the Closing,

          (a) the parties hereto shall execute and deliver copies of the Articles of Exchange and all other documents necessary to effectuate the Share Exchange. All forms shall be acceptable to the parties hereto and their respective legal counsel and the Articles of Exchange shall be filed with the Division in accordance with the Utah Act;

          (b) as contemplated pursuant to Section 3.02, the Spire Stockholders shall transfer and deliver to Amacan certificates evidencing all of the issued and outstanding shares of Spire Common Stock and Spire Systems Common Stock, constituting all of the capital stock of Spire and Spire Systems,

Amacan shall obtain and possess all rights in respect thereof, and Spire and Spire Systems shall become wholly-owned subsidiaries of Amacan;

          (c) each of the respective parties hereto shall execute, acknowledge and deliver (or shall cause to be executed, acknowledged and delivered) any and all articles of share exchange, certificates, opinions, financial statements, schedules, agreements, resolutions, rulings or other instruments required by this Agreement to be so delivered at or prior to the Closing, together with such other items as may be reasonably requested by the parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby;

          (d) in addition to the foregoing, each of the parties shall execute and deliver such additional documents as may reasonably be required in order to effectuate the transactions herein contemplated in accordance with the requirements of Section 368(a)(1)(B) of the Code and shall treat such transactions for all tax purposes consistently with the other parties' treatment thereof and with such other characterization as a reorganization under such Code section.

     Section 2.05 EFFECT OF SHARE EXCHANGE. At the Effective Time, the Share Exchange shall have the effects set forth in the Utah Act. Without in any manner limiting the generality of the foregoing, and subject thereto, (a) the Spire Stockholders shall acquire 3,501,883 shares of Amacan Common Stock, (b) Spire and Spire Systems shall become wholly-owned Subsidiaries of Amacan, and
(c) Amacan shall change its name to Spire Technologies International Corporation or such other name as Amacan, Spire and Spire Systems shall mutually agree.

     Section 2.06   TERMINATION

          (a) This Agreement, the Share Exchange and the other transactions contemplated hereby may be terminated at any time prior to the Effective Time:

               (i) by the mutual consent of Amacan, Spire and Spire Systems through action of their respective Boards of Directors; or

               (ii) by any of Amacan, Spire or Spire Systems if the Share Exchange shall not have become effective prior to April 15, 1996, or such later date as shall have been approved by the Boards of Directors of each of Amacan, Spire and Spire Systems.

     In the event of termination pursuant to this Section 2.06(a), no obligation, right, remedy or liability shall arise hereunder, and Amacan, Spire and Spire Systems shall each bear its own costs incurred in connection with the preparation and execution of this Agreement, the preparation and review of financial statements required to be delivered pursuant hereto, and the negotiation of the transactions contemplated hereby.

          (b) This Agreement, the Share Exchange and the other transactions contemplated hereby may be terminated at any time prior to the Effective Time by action of the Amacan Board of Directors if Spire or Spire Systems shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Spire or Spire Systems contained herein shall be inaccurate in any material respect. In the event of termination pursuant to this Section 2.06(b), no obligation, right, remedy or liability shall arise hereunder, except that each of Spire and Spire Systems shall bear all of its own costs and Spire and Spire Systems shall promptly reimburse Amacan for all reasonable costs incurred by Amacan in connection with the preparation and execution of this Agreement, the preparation and review of financial statements required to be delivered pursuant hereto, and the negotiation of the transactions contemplated hereby.

          (c) This Agreement, the Share Exchange and the other transactions contemplated hereby may be terminated at any time prior to the Effective Time by joint action of the Boards of Directors of Spire and Spire Systems if Amacan shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Amacan contained herein shall be inaccurate in any material respect. In the event of termination pursuant to this Section 2.06(c), no obligation, right, remedy or liability shall arise hereunder, except that Amacan shall bear all of its own costs and shall promptly reimburse Spire and Spire Systems for all reasonable costs incurred by them in connection with the preparation and execution of this Agreement, the preparation and review of financial statements required to be delivered pursuant hereto, and the negotiation of the transactions contemplated hereby.

     Section 2.07 ACCOUNTING FOR TRANSACTIONS. This transaction will be accounted for as a purchase transaction.

     Section 2.08   POST-CLOSING COVENANTS.

          (a) Subsequent to the Closing Date, Amacan shall timely file with the SEC a Current Report on Form 8-K with respect to the consummation of the transactions contemplated by this Agreement in accordance with the requirements of Sections 13 and 15 of the Exchange Act.

          (b) For a period of at least three years following the Closing Date, Amacan will at all times comply with all reporting requirements of the Exchange Act, including timely filing of all periodic reports required under the Exchange Act and the rules and regulations promulgated thereunder, in order to make available to the holders of the Amacan Common Stock the provisions of Rule 144 for the resale of the Amacan Common Stock.

          (c) Promptly following the Closing Date, the directors and officers of Amacan shall resign and the Spire Stockholders shall designate five individuals, including one individual designated by the current Board of Directors of Amacan, to serve as members of the Amacan Board of Directors with terms expiring at the 1996 annual meeting of stockholders. Upon such designation of new members of the Amacan Board of Directors, the new Amacan Board of Directors shall appoint persons to serve as officers of Amacan in accordance with the Utah Act and the Articles of Incorporation and Bylaws of Amacan.

                                   ARTICLE III
               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

     Section 3.01 CONVERSION OF SECURITIES. As more fully set forth in the Articles of Exchange, as of the Effective Time, by virtue of the Share Exchange and without any action on the part of the parties hereto:

          (a) AMACAN COMMON STOCK; REVERSE SPLIT. Each share of Amacan Common Stock issued and outstanding at the Effective Time shall continue to be issued and outstanding. Each stock certificate of Amacan evidencing ownership of any shares of Amacan Common Stock shall continue to evidence ownership of such shares of Amacan Common Stock. At the Effective Time, Amacan shall consummate a reverse stock split pursuant to which each issued and outstanding share of Amacan Common Stock will be reverse split and converted into one-seventh (0.142857) of a share of Amacan

Common Stock. The other provisions set forth in this Agreement contemplate the completion of such stock split and assume that such stock split is effective on the date of execution hereof. The exchange ratios set forth in
Section 3.01(b) and (c) and the number of shares of Amacan Common Stock to be issued to the Spire Stockholders pursuant to this Section 3.01 have been determined on a post-split basis.

          (b) SPIRE COMMON STOCK. The 87,386 shares of Spire Common Stock issued and outstanding at the Effective Time, constituting all of the issued and outstanding capital stock of Spire at the Effective Time, shall be exchanged and converted, without any action on the part of the holders thereof, into an aggregate of 3,100,333 shares of Amacan Common Stock, which constitutes an exchange ratio of 35.4786 shares of Amacan Common Stock for each share of Spire Common Stock to be exchanged (the "SPIRE EXCHANGE RATIO"). Prior to the Effective Time, all shares of the capital stock of Spire that are owned directly or indirectly by Spire, Spire Systems or any Affiliate of Spire other than the Spire Stockholders shall be cancelled and no capital stock of Amacan or other consideration shall be delivered in exchange therefor.

          (c) SPIRE SYSTEMS COMMON STOCK. The 100,000 shares of Spire Systems Common Stock issued and outstanding at the Effective Time, constituting all of the issued and outstanding capital stock of Spire Systems at the Effective Time, shall be exchanged and converted into an aggregate of 401,550 shares of Amacan Common Stock, when constitutes an exchange ratio of 4.0155 shares of Amacan Common Stock for each share of Spire Systems Common Stock to be exchanged (the "SPIRE SYSTEMS EXCHANGE RATIO"). Prior to the Effective Time, all shares of the capital stock of Spire Systems that are owned directly or indirectly by Spire, Spire Systems or any Affiliate of Spire Systems other than the Spire Stockholders shall be cancelled and no capital stock of Amacan or other consideration shall be delivered in exchange therefor.

          (d) ADJUSTMENT OF EXCHANGE RATIOS. If, between the date of this Agreement and the Effective Time, (i) the outstanding shares of Amacan Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, stock dividend, stock combination, exchange of shares or readjustment (other than the one-for-seven reverse stock split referred to in Section 3.01(a) above), or (ii) Amacan shall, without consideration or for a consideration per share less than the per share value of the shares of Amacan Common Stock to be issued to the Spire Stockholders pursuant to Sections 3.01(b) and (c), issue shares of Amacan Common Stock, the Spire Exchange Ratio and Spire Systems Exchange Ratio shall be adjusted correspondingly.

          (e) FRACTIONAL SHARES. No fractional shares of Amacan Common Stock shall be issued in connection with the Share Exchange or the reverse split of the Amacan Common Stock described in Section 3.01(a). If any holder of Spire Common Stock or Spire Systems Common Stock would otherwise be entitled to a fractional share of Amacan Common Stock on exchange of such shares or on the consummation of such reverse split, Amacan shall round the number of shares of Amacan Common Stock to be issued to such holder to the nearest whole share. There will be no cash payments in lieu of fractional shares.

     3.02 EXCHANGE OF CERTIFICATES.

          (a) AMACAN TO PROVIDE COMMON STOCK. At the Closing, Amacan shall make available for exchange in accordance with this Article III, through such reasonable procedures as Amacan may adopt, the shares of Amacan Common Stock issuable pursuant to Section 3.01 in exchange for the shares of Spire Common Stock and Spire Systems Common Stock to be exchanged by the Spire Stockholders as contemplated hereby.

          (b) RESTRICTIONS ON TRANSFER. The Amacan Common Stock issued pursuant to the Share Exchange will not be registered under the Securities Act. The Amacan Common Stock issued pursuant to the Share Exchange will not be registered under the Securities Act and may not be sold, transferred, or otherwise disposed of for value unless it is subsequently registered under the Securities Act or an exemption from such registration is available. Each certificate of Amacan Common Stock issued pursuant to the Share Exchange shall be stamped or otherwise imprinted with a legend substantially in the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN
     REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE
     "SECURITIES ACT") AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

     3.03 CONVERSION OF STOCK OPTIONS. Upon the Closing, Amacan shall assume each and every outstanding employee stock option for shares of Spire Common Stock (a "SPIRE OPTION") issued pursuant to the Spire Option Plan and all obligations of Spire under the Spire Option Plan relating to the Spire Options. In furtherance of the foregoing obligation, Amacan shall reserve for issuance upon the exercise of such assumed options not less than 650,000 shares of Amacan Common Stock. Each and every assumed Spire Option (an "ASSUMED OPTION") shall continue to be on the same terms and conditions of the corresponding Spire Option except that (i) it will be exercisable for the number of whole shares of Amacan Common Stock equal to the product obtained by multiplying the number of shares of Spire Common Stock subject to such Spire Option immediately prior to the Closing by the Spire Exchange Ratio and rounded down to the nearest whole number and (ii) the per share exercise price for the shares of Amacan Common Stock issuable upon exercise of an Assumed Option shall be determined by dividing the per share exercise price under the corresponding Spire Option by the Spire Exchange Ratio, and rounding the exercise price up to the nearest one-hundredth of a cent. The right to receive any Assumed Option may not be assigned or transferred in any manner except by operation of law, by will or by the laws of descent, or as otherwise expressly provided under the Spire Option Plan. Any attempted assignment in violation of this Section 3.03 shall be void.

                                   ARTICLE IV
      REPRESENTATIONS, COVENANTS AND WARRANTIES OF SPIRE AND SPIRE SYSTEMS

     Except as specifically disclosed in the Spire Schedules which identify the section of this Agreement to which the disclosure relates, as an inducement to, and to obtain the reliance of, Amacan, each of Spire and Spire Systems represents and warrants as follows:

     Section 4.01 ORGANIZATION. Each of Spire and Spire Systems is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah and has the corporate power to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there is no jurisdiction, domestic or foreign, in which it is not so qualified in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification, except where failure to do so would not have a material adverse effect on its Business Condition. Included in the Spire Schedules are complete and correct copies of the Articles of Incorporation and Bylaws of each of Spire and Spire Systems as in effect on the date hereof. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of the Articles of Incorporation or Bylaws of Spire or Spire Systems.

     Section 4.02 BINDING AGREEMENT. Each of Spire and Spire Systems has all requisite corporate power and corporate authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Spire and Spire Systems, respectively, and have been approved unanimously by the stockholders of Spire and Spire Systems. This Agreement is a legal, valid and binding obligation of Spire and Spire Systems, enforceable against each of them in accordance with its terms, except as enforcement thereof may be limited by general principles of equity and the effect of applicable bankruptcy, insolvency, moratorium and other similar laws of general application relating to or affecting creditor's rights generally, including, without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers. Included in the Spire Schedules is an accurate and complete list of the stockholders of Spire and Spire Systems as of the date hereof, stating the name, record address, and number of shares of Spire Common Stock and Spire Systems Common Stock held by each.

     Section 4.03 CAPITALIZATION. The authorized capitalization of Spire consists solely of 100,000 shares of Common Stock, $.0.01 par value, of which 87,386 shares are currently issued and outstanding. The authorized capitalization of Spire Systems consists solely of 1,000,000 shares of Common Stock, no par value, of which 1,000 shares are currently issued and outstanding. All issued and outstanding shares of Spire Common Stock and Spire Systems Common Stock are validly authorized, legally issued, fully paid, nonassessable and not issued in violation of the preemptive or other right of any Person. Spire currently holds 12,614 shares of Spire Common Stock in its treasury. Except for the Spire Options, with respect to which Spire has reserved for issuance upon the exercise thereof 12,000 shares of Spire Common Stock (and 8,216 shares of Spire Common Stock are currently issuable with respect thereto), there are no options, warrants, calls, conversion rights, commitments or agreements of any character to which Spire or Spire Systems is a party or by which Spire or Spire Systems may be bound that obligates or may obligate Spire or Spire Systems to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Spire or Spire Systems or that obligate or may obligate Spire or Spire Systems to grant, extend or enter into any such option, warrant, call, conversion right, commitment or agreement.

     Section 4.04 SUBSIDIARIES AND PREDECESSORS. Neither Spire nor Spire Systems has any direct or indirect equity interest in or loans to any partnership, corporation, limited liability company, joint venture, business association or other Person. Neither Spire nor Spire Systems has had, since its inception, any predecessor, as that term is defined under generally accepted accounting principles.

     Section 4.05   FINANCIAL STATEMENTS; TAXES.

          (a) Included in the Spire Schedules are (i) an audited combined balance sheet of Spire and Spire Systems as of April 30, 1995 and 1994, and combined statements of income, changes in stockholders' equity, and cash flows for the years ended April 30, 1995 and 1994, including the notes thereto, and
(ii) an unaudited combined balance sheet of Spire and Spire Systems as of October 31, 1995 and the related unaudited statements of income, changes in stockholders' equity and cash flows for the six months ended October 31, 1995 (collectively, the "SPIRE FINANCIAL STATEMENTS").

          (b) All of the Spire Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods involved. All of such balance sheets present fairly, as of their respective dates, the financial position of Spire and Spire Systems on such date. Neither Spire nor Spire Systems had, as of the date of any such balance sheet, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in a balance sheet or the notes thereto prepared in accordance with GAAP and all assets reflected therein present fairly the assets of Spire or Spire Systems, as the case may be, in accordance with GAAP. The statements of income, stockholders' equity and cash flows present fairly the information required to be set forth therein under GAAP. Spire and Spire Systems maintain and will continue to maintain standard systems of accounting established and maintained in a manner permitting the preparation of financial statements in accordance with GAAP.

          (c) Spire and Spire Systems have filed all tax returns and reports as required by law, both in the U.S. and in any foreign countries in which Spire or Spire Systems is doing business. All such returns and reports are accurate and correct in all material respects. Neither Spire nor Spire Systems has any liabilities with respect to the payment of any federal, state, county, local, foreign or other taxes (including any deficiencies, interest or penalties) accrued for or applicable to the periods ended on the dates of the most recent combined balance sheets of Spire and Spire Systems included in the Spire Schedules (collectively, the "SPIRE BALANCE SHEETS") and all such dates and years and periods prior thereto and for which Spire or Spire Systems, as the case may be, may at said dates have been liable, except for taxes accrued but not yet due and payable. Included in the Spire Schedules are copies of the federal and state income tax returns of Spire and Spire Systems filed since 1990, and any foreign returns filed by Spire, Spire Systems or any Affiliate of Spire or Spire Systems during the same period. Except as set forth in the Spire Schedules, none of such federal, state or foreign income tax returns has been examined or is currently being examined by the Internal Revenue Service or any other Governmental Authority. Neither Spire nor Spire Systems has made any election pursuant to the Code (other than elections which relate solely to methods of accounting, depreciation or amortization) which would have a material adverse effect on Spire or Spire Systems, as the case may be, or their respective Business Conditions. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Spire or Spire Systems.

          (d) The books and records, financial and otherwise, of Spire and Spire Systems are in all material respects complete and correct and have been made and maintained in accordance with sound business and bookkeeping practices and, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Spire and Spire Systems. Each of Spire and Spire Systems has maintained a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions have been and are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets;
(iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

          (e) Except as set forth in the Spire Balance Sheets or in the notes thereto, (i) Spire and Spire Systems have good and marketable title to their respective accounts receivable, and all other debts due or recorded in the records and books of account of Spire and Spire Systems, free of any security interests or liens and free of any material defenses, counterclaims and set-offs; (ii) all such accounts receivable, invoices and debts are actual and bona fide amounts due Spire or Spire Systems, as the case may be, for the total dollar amount thereof shown on the books of Spire or Spire Systems, as the case may be, and resulted from the regular course of their respective businesses; and
(iii) the accounts receivable, invoices and debts set forth on the Spire Balance Sheets arose in the ordinary course of business and are collectible in full in all material respects on the continuation of reasonable collection efforts by personnel of Spire or Spire Systems, as the case may be, and without resorting to litigation and in any event not later than 90 days after the date billed. Included in the Spire Schedules is a compete and accurate list of all accounts receivable of Spire and Spire Systems as of November 30, 1995.

          (f) The inventories of Spire and Spire Systems shown on the Spire Balance Sheets were valued at cost (determined on a first-in, first-out basis) or market, whichever is lower, with proper allowances for obsolescence, in accordance with GAAP. Such inventories consist of items which Spire and Spire Systems believe are of quality and quantity readily usable or saleable in the ordinary course of business of Spire and Spire Systems, except such amounts as are revised in accordance with GAAP and accurately reflected on the Spire Balance Sheets.

     Section 4.06 INFORMATION. The information concerning Spire and Spire Systems set forth in this Agreement and in the Spire Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading. No representation or warranty made by Spire or Spire Systems in this Agreement, nor any document, written information, statement, financial statement, certificate, schedule or exhibit prepared and furnished or to be prepared and furnished by Spire or Spire Systems or their representatives pursuant hereto or in connection with the transactions contemplated hereby (including, without limitation, information to be included in the Information Statement), contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished. To the knowledge of Spire and Spire Systems, there is no event, fact or condition that materially and adversely affects the Business Condition of Spire or Spire Systems, or that reasonably could be expected to do so, that has not been set forth in this Agreement or in the Spire Schedules.

     Section 4.07 NO DEFAULTS. Neither Spire nor Spire Systems is, nor has either Spire or Spire Systems received notice that it would be with the passage of time, (i) in violation of any provision of its Articles of Incorporation or Bylaws, or (ii) to the knowledge of Spire and Spire Systems, in default or violation of any material term, condition or provision of (A) any material judgment, decree, order, injunction or stipulation applicable to Spire or Spire Systems, as the case may be, or (B) any material agreement, note, mortgage, indenture, contract, lease, instrument, permit, concession, franchise or license to which Spire or Spire Systems is a party or by which Spire or Spire Systems or their respective properties or assets may be bound.

     Section 4.08 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in this Agreement or in the Spire Schedules, since the date of the Spire Balance Sheets, each of Spire and Spire Systems has conducted its business in the ordinary course and:

          (a) there has not been (i) any material adverse change in the Business Condition of Spire or Spire Systems, or (ii) any damage, destruction or loss to Spire or Spire Systems (whether or not covered by insurance) materially and adversely affecting the Business Condition of Spire or Spire Systems;

          (b) neither Spire nor Spire Systems has (i) amended its Articles of Incorporation or Bylaws; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the Business Condition of Spire or Spire Systems, as the case may be; (iv) made any material change in its method of management, operation or accounting; (v) entered into any other material transaction; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer, employee or stockholder; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its employees whose monthly compensation exceeds $3,000;
(viii) made provision for, or made any increase in, any profit sharing, bonus, deferred compensation, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for, or with its officers, directors or employees; or (ix) transferred or granted a right in or relating to any Spire Intellectual Property Right;

          (c) neither Spire nor Spire Systems has (i) granted or agreed to grant any option, warrant or other right for its capital stock, bonds or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business which have been fully disclosed to Amacan; (iii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the Spire Balance Sheets and current liabilities incurred since that date in the ordinary course of business;
(iv) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights (except assets, properties or rights not used or useful in its business which, in the aggregate have a value of less than $20,000); (v) made or permitted any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material, considering the Business Condition of Spire or Spire Systems, as the case may be; (vi) issued, delivered, or agreed to issue or deliver any capital stock, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock); (vii) created or assumed any mortgage, pledge, security interest, lien or other encumbrance on any asset except in the ordinary course of business consistent with past practice; (viii) made any loan, advance or capital contribution to or investment in any Person other than travel loans or advances made in the ordinary course of business of Spire or Spire Systems, as the case may be, in an aggregate amount which does not exceed $2,000 at any time; or (ix) disclosed to third parties any confidential or proprietary information respecting its services or marketing procedures or practices, methods of pricing, or other data material to the Business Condition of Spire or Spire Systems, as the case may be; and

          (d) to the best knowledge of Spire and Spire Systems, neither Spire nor Spire Systems has become subject to any law or regulation which materially and adversely affects, or in the future may materially and adversely affect, the Business Condition of Spire or Spire Systems.

     Section 4.09   TITLE AND RELATED MATTERS.

          (a) Except as disclosed in the Spire Balance Sheets, each of Spire and Spire Systems has good and marketable title to all its properties, inventory, know-how, interests in property and assets, both real and personal, which are reflected in the Spire Balance Sheets or were acquired after that date (except those sold or otherwise disposed of since such date in the ordinary course of business) or are used in the business of Spire or Spire Systems, as the case may be, free and clear of all mortgages, security interests, royalties, liens, pledges, charges or encumbrances, except (i) statutory liens or claims not yet delinquent; (ii) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and (iii) as completely and accurately described in the Spire Schedules.

          (b) Included in the Spire Schedules is an accurate and complete list of all (i) real property owned by Spire or Spire Systems or used in their respective businesses, and (ii) personal property owned by Spire or Spire Systems or used in their respective businesses and having a purchase price of over $2,000. The Spire Schedules contain a complete and accurate description of any mortgage, financing instrument, or other encumbrance to the title to such properties.
All real and personal property owned by Spire or Spire Systems or used in either of their businesses is in a state of good maintenance and repair and is adequate and suitable for the purposes for which it is presently being used.

          (c) Included in the Spire Schedules are details of all leases for real and personal property to which Spire or Spire Systems is a party, identifying the real or personal property involved, the amount of the monthly or other period payment due thereunder, a notation of any additional charges, the expiration date and any residual or similar payment required on expiration of the lease in order to acquire ownership of the leased property. Except as disclosed in the Spire Schedules, each such lease is in full force and effect; all rents and additional rents due to date on each such lease have been paid; in each case, the lessee has been in peaceable possession since the commencement of the original term of such lease and is not in default thereunder and no waiver, indulgence or postponement of the lessee's obligation thereunder has been granted by the lessor; and there exists no event of default or event, occurrence, condition or act, which, with the giving of notice, the lapse of time, or the happening of any further event or condition, would become a default under such lease. Neither Spire nor Spire Systems has violated any of the terms or conditions under any such lease in any material respect and, to the best knowledge, information and belief of Spire and Spire Systems, all of the covenants to be performed by any other party under any such lease have been fully performed. The property leased by Spire and Spire Systems is in a state of good maintenance and repair and is adequate and suitable for the purposes for which it is presently being used.

     Section 4.10 LITIGATION AND PROCEEDINGS. There is no action, suit or proceeding pending or, to the knowledge of Spire or Spire Systems, threatened by or against Spire or Spire Systems, or any of their respective officers, directors or shareholders, affecting Spire, Spire Systems or their respective properties, at law or in equity, before any court or other Governmental Authority or before any arbitrator of any kind.

     Section 4.11   CONTRACTS.

          (a) Included in the Spire Schedules is a description of every material contract, agreement, instrument, license, arrangement or commitment to which Spire or Spire Systems is a party or by which any of their respective properties are bound;

          (b) Except as described in this Agreement or in the Spire Schedules, neither Spire nor Spire Systems is a party to or bound by, and none of the properties of Spire or Spire Systems are subject to, any contract, agreement, other commitment or instrument or any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award which materially and adversely affects, or in the future may (as far as Spire and Spire Systems can now foresee) materially and adversely affect, the Business Condition of Spire or Spire Systems;

          (c) Except as included or described in the Spire Schedules, neither Spire nor Spire Systems is a party to any oral or written (i) contract for the employment of any officer, director or employee which is not terminable on 30 days (or less) notice; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, agreement or arrangement covered by Title IV of ERISA; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guarantee of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guarantees of obligations, which, in the aggregate do not exceed $10,000;
(v) consulting or other similar contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreement; (vii) agreement with any present or former officer or director of Spire or Spire Systems; or
(viii) contract, agreement or other commitment involving payments by it of more than $20,000 in the aggregate; and

          (d) Each contract, agreement, arrangement and commitment listed or described in the Spire Schedules pursuant to this Section 4.11 is valid and binding on Spire or Spire Systems, as the case may be, and is in full force and effect, and, except as otherwise disclosed in this Agreement or the Spire Schedules, neither Spire nor Spire Systems nor, to the knowledge of Spire and Spire Systems, any other party thereto has breached any provision of, or is in default in any material respect under the terms of, any such contract, agreement, arrangement or commitment, and there is no event of default or other event which, with notice or lapse of time or both, would constitute a default in any material respect under any such contract, agreement, arrangement or commitment.

     Section 4.12 CUSTOMER COMPLAINTS. Except as set forth in the Spire Schedules, since inception, neither Spire nor Spire Systems has received any material customer complaints concerning its services, other than minor, nonrecurring problems in the normal course of business. The Spire Balance Sheets reflect adequate reserves for all known or reasonably anticipated customer complaints, credits, setoffs and similar items. Included in the Spire Schedules is a copy of each express warranty and related disclaimer or limitation of warranty used in connection with products sold or services provided by Spire or Spire Systems since inception, indicating for each such warranty, limitation or disclaimer an accurate description of the products or services to which it relates.

     Section 4.13 AUTHORIZATIONS. Except as set forth in the Spire Schedules, to the best knowledge of Spire and Spire Systems, each of Spire and Spire Systems possesses all licenses, franchises, permits and other governmental authorizations, domestic and foreign, that are legally required to enable them to conduct their respective businesses in all material respects as conducted on the date hereof or as presently foreseeable in connection therewith. To the knowledge of Spire and Spire Systems, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of any material statute, law, rule, regulation, judgment, order, decree or ordinance applicable to Spire, Spire Systems or their respective properties or assets, or conflict with or result in any breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of a material lien or encumbrance on any of the properties or assets of Spire or Spire Systems pursuant to (i) any provision of the Articles of Incorporation or Bylaws of Spire or Spire Systems or (ii) except as completely and accurately described in the Spire Schedules, any material agreement, contract, note, mortgage, indenture, lease, instrument, permit, concession, franchise or license to which either Spire or Spire Systems is a party or by which any of their respective properties or assets may be bound or affected. To the knowledge of Spire and Spire Systems, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Spire or Spire Systems in connection with the execution and delivery of this Agreement by Spire and Spire Systems or the consummation by Spire and Spire Systems of the transactions contemplated hereby or thereby, except for (y) the filing of the Articles of Exchange with the Division and appropriate documents with the relevant Governmental Authorities of other jurisdictions in which Spire or Spire Systems is qualified to do business, and (z) such consents, approvals, orders, authorizations, registrations, declarations and filings which if not obtained or made would not have a material adverse effect on the Business Condition of Spire or Spire Systems.

     Section 4.14 COMPLIANCE WITH LAWS AND REGULATIONS. Except as set forth in the Spire Schedules and to the best of each of their knowledge, each of Spire and Spire Systems has complied with all applicable statutes and regulations of any Governmental Authority, except to the extent that noncompliance would not materially and adversely affect the Business Condition of Spire or Spire

Systems or except to the extent that noncompliance would not result in the incurrence of any material liability for Spire or Spire Systems. To the knowledge of Spire or Spire Systems, there are no material judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against Spire or Spire Systems or any of their respective properties. Included in the Spire Schedules is a copy of each letter of inquiry, review or investigation or other writing from or to any Governmental Authority evidencing a violation or possible or alleged violation of any of the foregoing.

     Section 4.15 INSURANCE. Included in the Spire Schedules is a complete list of all insurance policies which Spire or Spire Systems maintains respecting their respective services, business, properties and employees. Such policies are in full force and effect and are free from any right of termination by the insurance carriers. All premiums payable under all such policies have been paid and Spire and Spire Systems are otherwise in full compliance with the terms of such policies. Except as set forth in the Spire Schedules, all of the insurable properties of Spire and Spire Systems are insured for their respective benefits in the amount of their full replacement value (subject to reasonable deductibles) against losses due to fire and other casualty, with extended coverage and coverage against other risks customarily insured against by persons operating similar properties in the localities where such properties are located, and under valid and enforceable policies issued by insurers of recognized responsibility. Such policies will be outstanding and in full force at the Closing Date. Included in the Spire Schedules is a complete and accurate list of all insurance policies carried by Spire or Spire Systems, showing for each type of coverage the policy limits, principal exclusions, deductibles and insurer. Neither Spire nor Spire Systems knows of any threatened termination of, or material premium increase with respect to, any of such policies.

     Section 4.16 TRANSACTIONS WITH AFFILIATES. Set forth in the Spire Schedules is a description of every material contract, agreement or arrangement between Spire or Spire Systems and any person who is or has ever been an officer or director of Spire or Spire Systems or person owning of record, or known by Spire or Spire Systems to own beneficially, five percent or more of the issued and outstanding Spire Common Stock or Spire Systems Common Stock, as the case may be, and which is to be performed in whole or in part after the date hereof or was entered into within three years before the date hereof. In all such circumstances, the contract, agreement or arrangement was for a bona fide business purpose of Spire or Spire Systems, as the case may be, and the amount paid or received, whether in cash, in services, or in kind, is, has been during the full term thereof, and is required to be during the unexpired portion of the term thereof, no less favorable to Spire or Spire Systems, as applicable, than terms available from otherwise unrelated parties in arm's length transactions. The Spire Schedules also include a description of any commitment by Spire or Spire Systems, whether written or oral, to lend any funds to, borrow any money from, or enter into any other material transaction with, any Affiliate of Spire or Spire Systems.

     Section 4.17 MINUTE BOOK. The minute books of Spire and Spire Systems contain, and will contain at the Closing Date, evidence of the due election and incumbency of the Board of Directors and officers of Spire and Spire Systems executing this Agreement or any document, certificate, or other instrument executed in order to consummate the transactions contemplated hereby.

     Section 4.18 LABOR AGREEMENTS AND ACTIONS. Neither Spire nor Spire Systems is bound by or subject to (and none of their respective assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested nor, to the knowledge of Spire or Spire Systems, has sought to represent any of the employees, representatives, or agents of Spire or Spire Systems. There is no strike or other labor dispute involving Spire or Spire Systems pending, or to the knowledge of Spire or Spire Systems threatened, which could have a material adverse effect on the Business Condition of Spire or Spire Systems (as such business is presently conducted and as it is proposed to be conducted), nor is Spire or Spire Systems aware of any labor organization activity involving its employees. Neither Spire nor Spire Systems is aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with Spire or Spire Systems, nor does Spire or Spire Systems have a present intention to terminate the employment of any of the foregoing. The employment of each officer and employee of Spire and Spire Systems is terminable at the will of Spire or Spire Systems, as the case may be.

     Section 4.19 INTELLECTUAL PROPERTY. Each of Spire and Spire Systems owns, or is licensed or otherwise entitled to use, all patents, trademarks, trade names, service marks, copyrights and any applications therefore, maskworks, net lists, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or materials that in any material respect are used or currently proposed to be used in the business of Spire or Spire Systems as currently conducted or as currently proposed to be conducted by Spire or Spire Systems, as the case may be (the "SPIRE INTELLECTUAL PROPERTY RIGHTS"). The Spire Schedules list all patents, trademarks, registered and material unregistered copyrights, trade names and service marks, and any applications therefore, included in the Spire Intellectual Property Rights, together with a list of all currently marketed software products of Spire and Spire Systems and an indication as to which, if any, of such software products have been registered for copyright protection with the United States Copyright Office or any foreign office. Neither Spire nor Spire Systems is, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder will be, in violation of any license, sublicense or agreement which is material to the Business Condition of Spire or Spire Systems, as the case may be. Except as set forth in the Spire Schedules, no claims with respect to the Spire Intellectual Property Rights have been asserted or, to the knowledge of Spire or Spire Systems, are threatened by any Person, nor does Spire or Spire Systems know of any valid grounds for any bona fide claim (i) to the effect that the manufacture, sale or use of any product as now used or offered or proposed for use or sale by Spire or Spire Systems infringes on any copyright, patent or trade secret, (ii) against the use by Spire or Spire Systems of any trademark, trade name, trade secret, copyright, technology, know-how or computer software program or application used in the business of Spire and Spire Systems as currently conducted or as proposed to be conducted, or (iii) challenging the ownership, validity or effectiveness of any of the Spire Intellectual Property Rights. All registered trademarks and copyrights held by Spire or Spire Systems are valid and subsisting. To the knowledge of Spire and Spire Systems, there is no material unauthorized use, infringement or misappropriation of any of the Spire Intellectual Property Rights by any third party, including any employee or former employee of Spire or Spire Systems. No Spire Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement restricting in any manner the licensing thereof by Spire or Spire Systems, as applicable. Neither Spire nor Spire Systems has entered into any agreement to indemnify any other Person against any charge of infringement of any Spire Intellectual Property Right.

     Section 4.20 ENVIRONMENTAL MATTERS. Neither Spire nor Spire Systems has transported, stored, used, manufactured, released or exposed its employees or any other Person to, any Hazardous Material in violation of any applicable statute, rule, regulation, order or law, except as would not have a material adverse effect on the Business Condition of Spire or Spire Systems. Spire and Spire Systems have obtained all material permits, licenses and other authorizations required to be obtained by either of them under any Environmental Law. Spire and Spire Systems (a) are in compliance with all terms and conditions of such permits, licenses and authorizations, and (b) are in compliance in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder, except as would not have a material adverse effect on the Business Conditions of Spire and Spire

Systems. Neither Spire nor Spire Systems has received any notice, nor does either Spire or Spire Systems possess any knowledge, of any past or present condition or practice of the businesses conducted by Spire, Spire Systems or their Affiliates which forms or could form the basis of any material claim, action, suit, proceeding, hearing or investigation against Spire or Spire Systems, arising out of the manufacture, processing, distribution, use, treatment, storage, spill, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any Hazardous Material.

     Section 4.21   SPIRE SCHEDULES.   Spire and Spire Systems have delivered
to Amacan the schedules described in this Article IV, which are collectively referred to as the "SPIRE SCHEDULES" and which consist of separate schedules dated as of the date of execution of this Agreement and instruments and data as of such date, all certified by the chief executive officer of Spire and Spire Systems as complete, true and accurate. Spire and Spire Systems shall cause the Spire Schedules and the instruments and data delivered to Amacan hereunder to be updated after the date hereof up to and including a specified date not more than three business days prior to the Closing Date. Such updated Spire Schedules, certified in the same manner as the original Spire Schedules, shall be delivered prior to the Closing and as a condition precedent to the obligation of Amacan to close.

                                    ARTICLE V
               REPRESENTATIONS, COVENANTS AND WARRANTIES OF AMACAN

     Except as specifically disclosed in the Amacan Schedules which identify the section of this Agreement to which the disclosure relates, as an inducement to, and to obtain the reliance of, Spire and Spire Systems, Amacan represents and warrants as follows:

     Section 5.01 ORGANIZATION. Amacan is a corporation duly organized, validly existing, and in good standing under the laws of the State of Utah and has the corporate power to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there is no jurisdiction, domestic or foreign, in which it is not so qualified in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification, except where failure to do so would not have a material adverse effect on the Business Condition of Amacan. Included in the Amacan Schedules are complete and correct copies of the Articles of Incorporation and Bylaws of Amacan as in effect on the date hereof. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of the Articles of Incorporation or Bylaws of Amacan.

     Section 5.02 BINDING AGREEMENT. Amacan has all requisite corporate power and corporate authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action, subject to approval of Amacan's stockholders. This Agreement is a legal, valid and binding obligation of Amacan, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by general principles of equity and the effect of applicable bankruptcy, insolvency, moratorium and other similar laws of general application relating to or affecting creditor's rights generally, including, without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers. Included in the Amacan Schedules is an accurate and complete record stockholder list as of December 20, 1995, prepared by Amacan's transfer agent, stating the name, record address, and number of shares of Amacan Common Stock held by each.

     Section 5.03 CAPITALIZATION. The authorized capitalization of Amacan consists solely of 8,000,000 shares of Amacan Common Stock, $.0.25 par value per share, of which 389,102 shares shall be issued and outstanding after giving effect to the reverse split described in Section 3.01(a). All issued and outstanding shares of Amacan Common Stock are validly authorized, legally issued, fully paid, nonassessable and not issued in violation of the preemptive or other rights of any Person. There are no shares of Amacan Common Stock held in Amacan's treasury. There are no options, warrants, calls, conversion rights, commitments or agreements of any character to which Amacan is a party or by which Amacan may be bound that obligate or may obligate Amacan to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Amacan or that obligate or may obligate Amacan to grant, extend or enter into any such option, warrant, call, conversion right, commitment or agreement.

     Section 5.04 SUBSIDIARIES AND PREDECESSORS. Amacan Industries is a corporation duly organized, validity existing, and in good standing under the laws of the State of Utah and has the corporate power to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted. The authorized capitalization of Amacan Industries consists solely of 500,000 shares of common stock, $.10 par value per share, of which 25,000 shares are issued and outstanding and are held by Amacan. All issued and outstanding shares of the capital stock of Amacan Industries are validly authorized, legally issued, fully paid, nonassessable and not issued in violation of the preemptive or other right of any Person. There are no options, warrants, calls, conversion rights, commitments or agreements of any character to which Amacan Industries is a party or by which Amacan Industries may be bound that obligate or may obligate Amacan Industries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Amacan Industries or that obligate or may obligate Amacan Industries to grant, extend or enter into any such option, warrant, call, conversion right, commitment or agreement.
Except as described in this Section 5.04 or the Amacan Schedules, Amacan has no direct or indirect equity interest in or loans to any partnership, corporation, limited liability company, joint venture, business association or other Person. Since its inception, Amacan has not had any predecessor, as that term is defined under GAAP.

     Section 5.05   FINANCIAL STATEMENTS; TAXES.

          (a) Included in the Amacan Schedules are (i) audited balance sheets of Amacan as of April 30, 1995 and 1994, and statements of operations, stockholders' equity and cash flows for the years ended April 30, 1995 and 1994, including the notes thereto, and (ii) an unaudited consolidated balance sheet of Amacan as of October 31, 1995, and the related unaudited statement of earnings for the six months ended October 31, 1995 (collectively, the "AMACAN FINANCIAL STATEMENTS").

          (b) All of the Amacan Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods involved. All of such balance sheets present fairly, as of their respective dates, the financial position of Amacan on such date. Amacan did not have, as the date of any of such balance sheet, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in a balance sheet or the notes thereto prepared in accordance with GAAP and all assets reflected therein present fairly the assets of Amacan in accordance with GAAP. The statements of income, stockholders' equity and cash flows present fairly the information required to be set forth therein under GAAP. Amacan maintains and will continue to maintain a standard system of accounting established and maintained in a manner permitting the preparation of financial statements in accordance with GAAP.

          (c) Amacan has filed all tax returns and reports as required by law. All such returns and reports are accurate and correct in all material respects. Amacan has no liabilities with respect to the payment of any federal, state, county, local, foreign or other taxes (including any deficiencies, interest or penalties) accrued for or applicable to the period ended on the date of the most recent balance sheet included in the Amacan Schedules (the "AMACAN BALANCE SHEET") and all such dates and years and periods prior thereto and for which Amacan may at said date have been liable, except for taxes accrued but not yet due and payable. Included in the Amacan Schedules are copies of the federal and state income tax returns of Amacan filed since 1990. Except as set forth in the Amacan Schedules, none of such federal or state income tax returns has been examined or is currently being examined by the Internal Revenue Service or any other Governmental Authority. Amacan has not made any election pursuant to the Code (other than elections which relate solely to methods of accounting, depreciation or amortization) which would have a material adverse effect on Amacan or its Business Condition. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Amacan.

          (d) The books and records, financial and otherwise, of Amacan are in all material respects complete and correct and have been made and maintained in accordance with sound business and bookkeeping practices and, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Amacan. Amacan has maintained a system of internal accounting controls sufficient to provide reasonable assurances that
(i) transactions have been and are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

          (e) Except as set forth in the Amacan Balance Sheet or in the notes thereto, (i) Amacan has good and marketable title to its accounts receivable, and all other debts due or recorded in the records and books of account of Amacan, free of any security interests or liens and free of any material defenses, counterclaims and set-offs; (ii) all such accounts receivable, invoices and debts are actual and bona fide amounts due Amacan for the total dollar amount thereof shown on the books of Amacan and resulted from the regular course of its business; and (iii) the accounts receivable, invoices and debts set forth on the Amacan Balance Sheet arose in the ordinary course of business and are collectible in full in all material respects on the continuation of reasonable collection efforts by Amacan personnel and without resorting to litigation and in any event not later than 90 days after the date billed. Included in the Amacan Schedules is a complete and accurate list of all accounts receivable to Amacan as of October 31, 1995.

     Section 5.06 INFORMATION. The information concerning Amacan set forth in this Agreement and in the Amacan Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading. No representation or warranty made by Amacan in this Agreement, nor any document, written information, statement, financial statement, certificate, schedule or exhibit prepared and furnished or to be prepared and furnished by Amacan or its representatives pursuant hereto or in connection with the transactions contemplated hereby (including, without limitation, information to be included in the Information Statement), contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished. To the knowledge of Amacan, there is no event, fact or condition that materially and adversely affects the Business Condition of Amacan, or that reasonably could be expected to do so, that has not been set forth in this Agreement or in the Amacan Schedules.

     Section 5.07 NO DEFAULTS. Amacan is not, nor has it received notice that it would be with the passage of time, (i) in violation of any provision of its Articles of Incorporation or Bylaws, or (ii) to the knowledge of Amacan, in default or violation of any material term, condition or provision of (A) any material judgment, decree, order, injunction or stipulation applicable to Amacan, or (B) any material agreement, note, mortgage, indenture, contract, lease, instrument, permit, concession, franchise or license to which Amacan is a party or by which Amacan or its properties or assets may be bound.

     Section 5.08 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in this Agreement or in the Amacan Schedules, since the date of the Amacan Balance Sheet, Amacan has conducted its business in the ordinary course and:

          (a) there has not been (i) any material adverse change in the Business Condition of Amacan, or (ii) any damage, destruction or loss to Amacan (whether or not covered by insurance) materially and adversely affecting the Business Condition of Amacan;

          (b) Amacan has not (i) amended its Articles of Incorporation or Bylaws; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the Business Condition of Amacan;
(iv) made any material change in its method of management, operation or accounting; (v) entered into any other material transaction; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer, employee or stockholder; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its employees whose monthly compensation exceeds $3,000; (viii) made provision for, or made any increase in, any profit sharing, bonus, deferred compensation, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for, or with its officers, directors or employees; or (ix) transferred or granted a right in or relating to any Amacan Intellectual Property Right;

          (c) Amacan has not (i) granted or agreed to grant any option, warrant or other right for its capital stock, bonds or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business which have been fully disclosed to Spire; (iii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the Amacan Balance Sheet and current liabilities incurred since that date in the ordinary course of business; (iv) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights (except assets, properties or rights not used or useful in its business which, in the aggregate have a value of less than $20,000); (v) made or permitted any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material, considering the Business Condition of Amacan; (vi) issued, delivered, or agreed to issue or deliver any capital stock, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock); (vii) created or assumed any mortgage, pledge, security interest, lien or other encumbrance on any asset except in the ordinary course of business consistent with past practice; (viii) made any loan, advance or capital contribution to or investment in any Person other than travel loans or advances made in the ordinary course of business of Amacan, in an aggregate amount which does not exceed $2,000 at any time; or
(ix) disclosed to third parties any confidential or proprietary information respecting its services or marketing procedures or practices, methods of pricing, or other data material to the Business Condition of Amacan; and

          (d) To the best knowledge of Amacan, it has not become subject to any law or regulation which materially and adversely affects, or in the future may materially and adversely affect, the Business Condition of Amacan.

     Section 5.09   TITLE AND RELATED MATTERS.

          (a) Except as disclosed in the Amacan Balance Sheet, Amacan has good and marketable title to all its properties, inventory, know-how, interests in property and assets, both real and personal, which are reflected in the Amacan Balance Sheet or were acquired after that date (except those sold or otherwise disposed of since such date in the ordinary course of business) or are used in Amacan's business, free and clear of all mortgages, security interests, royalties, liens, pledges, charges or encumbrances, except (i) statutory liens or claims not yet delinquent; (ii) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and (iii) as completely and accurately described in the Amacan Schedules.

          (b) Included in the Amacan Schedules is an accurate and complete list of all (i) real property owned by Amacan or used in its business, and
(ii) personal property owned by Amacan or used in its business and having a purchase price of over $2,000. The Amacan Schedules contain a complete and accurate description of any mortgage, financing instrument or other encumbrance to the title to such properties. All real and personal property owned by Amacan or used in its business is in a state of good maintenance and repair and is adequate and suitable for the purposes for which it is presently being used.

          (c) Included in the Amacan Schedules are details of all leases for real and personal property to which Amacan is a party, identifying the real or personal property involved, the amount of the monthly or other period payment due thereunder, a notation of any additional charges, the expiration date and any residual or similar payment required on expiration of the lease in order to acquire ownership of the leased property. Except as disclosed in the Amacan Schedules, each such lease is in full force and effect; all rents and additional rents due to date on each such lease have been paid; in each case, the lessee has been in peaceable possession since the commencement of the original term of such lease and is not in default thereunder and no waiver, indulgence or postponement of the lessee's obligation thereunder has been granted by the lessor; and there exists no event of default or event, occurrence, condition or act, which, with the giving of notice, the lapse of time, or the happening of any further event or condition, would become a default under such lease. Amacan has not violated any of the terms or conditions under any such lease in any material respect and, to the best of Amacan's knowledge, information and belief, all of the covenants to be performed by any other party under any such lease have been fully performed. The property leased by Amacan is in a state of good maintenance and repair and is adequate and suitable for the purposes for which it is presently being used.

     Section 5.10 LITIGATION AND PROCEEDINGS. There is no action, suit or proceeding pending or, to the knowledge of Amacan, threatened by or against Amacan, or any of its officers, directors or stockholders, affecting Amacan or its properties, at law or in equity, before any court or other
Governmental Authority, or before any arbitrator of any kind.

     Section 5.11   CONTRACTS.

          (a) Included in the Amacan Schedules is a description of every material contract, agreement, instrument, license, arrangement or commitment to which Amacan is a party or by which its properties are bound;

          (b) Except as described in this Agreement or in the Amacan Schedules, Amacan is not a party to or bound by, and the properties of Amacan are not subject to, any contract, agreement, other commitment or instrument or any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award which materially and adversely affects, or in the future may (as far as Amacan can now foresee) materially and adversely affect, the Business Condition of Amacan;

          (c) Except as included or described in the Amacan Schedules, Amacan is not a party to any oral or written (i) contract for the employment of any officer, director or employee which is not terminable on 30 days (or less) notice; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, agreement or arrangement covered by Title IV of ERISA; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guarantee of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guarantees of obligations, which, in the aggregate do not exceed $10,000; (v) consulting or other similar contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreement;
(vii) agreement with any present or former officer or director of Amacan; or
(viii) other contract, agreement or other commitment involving payments by it of more than $20,000 in the aggregate; and

          (d) Each contract, agreement, arrangement and commitment listed or described in the Amacan Schedules pursuant to this Section 5.11 is valid and binding on Amacan and is in full force and effect, and, except as otherwise disclosed in this Agreement or the Amacan Schedules, neither Amacan nor, to the knowledge of Amacan, any other party thereto has breached any provision of, or is in default under the terms of, any such contract, agreement, arrangement or commitment, and there is no event of default or other event which, with notice or lapse of time or both, would constitute a default in any material respect under any such contract, agreement, arrangement or commitment.

     Section 5.12 SEC DOCUMENTS. Included in the Amacan Schedules are copies of Amacan's Annual Report on Form 10-KSB for the fiscal years ended April 30, 1995, 1994 and 1993, respectively, and all other reports filed or required to be filed with the SEC since May 1, 1992 (collectively, the "AMACAN SEC DOCUMENTS"), which are all the documents (other than preliminary material) that Amacan was required to file with the SEC since such date. As of their respective filing dates, the Amacan SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and none of the Amacan SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Amacan SEC Document. The financial statements of Amacan included in the Amacan SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC) and fairly present the financial position of Amacan at the dates thereof and the results of its operations and changes in financial position for the periods then ended (subject, in the case of unaudited statements, to normal, recurring audit adjustments).

     Section 5.13 AUTHORIZATIONS. Except as set forth in the Amacan Schedules, to the best knowledge of Amacan, it possesses all licenses, franchises, permits and other governmental authorizations, domestic and foreign, that are legally required to enable it to conduct its business in all material respects as conducted on the date hereof or as presently foreseeable in connection therewith. To the knowledge of Amacan, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of any material statute, law, rule, regulation, judgment, order, decree or ordinance applicable to Amacan or its properties or assets, or conflict with or result in any breach or default (with or without notice or

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lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of a material lien or encumbrance on any of the properties or assets of Amacan pursuant to (i) any provision of the Articles of Incorporation or Bylaws of Amacan or (ii) except as completely and accurately described in the Amacan Schedules, any material agreement, contract, note, mortgage, indenture, lease, instrument, permit, concession, franchise or license to which Amacan is a party or by which any of its properties or assets may be bound or affected. To the knowledge of Amacan, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Amacan in connection with the execution and delivery of this Agreement by Amacan or the consummation by Amacan of the transactions contemplated hereby or thereby, except for (x) the preparation and distribution to the stockholders of Amacan of an information statement (the "INFORMATION STATEMENT") in preparation for and relating to a special meeting of stockholders of Amacan to be called for the purpose of soliciting approval of the Share Exchange, this Agreement and the transactions contemplated hereby (the "STOCKHOLDERS MEETING"), (y) the filing of the Articles of Exchange with the Division and appropriate documents with the relevant Governmental Authorities of other jurisdictions in which Amacan is qualified to do business, and (z) such consents, approvals, orders, authorizations, registrations, declarations and filings which if not obtained or made would not have a material adverse effect on the Business Condition of Amacan.

     Section 5.14 COMPLIANCE WITH LAWS AND REGULATIONS. Except as set forth in the Amacan Schedules and to the best of its knowledge, Amacan has complied with all applicable statutes and regulations of any Governmental Authority, except to the extent that noncompliance would not materially and adversely affect the Business Condition of Amacan or except to the extent that noncompliance would not result in the incurrence of any material liability for Amacan. To the knowledge of Amacan, there are no material judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against Amacan or any of its properties. Included in the Amacan Schedules is a copy of each letter of inquiry, review or investigation or other writing from or to any Governmental Authority evidencing a violation or possible or alleged violation of any of the foregoing.

     Section 5.15 INSURANCE. Included in the Amacan Schedules is a complete list of all insurance policies which Amacan maintains respecting its services, business, properties and employees. Such policies are in full force and effect and are free from any right of termination by the insurance carriers. All premiums payable under all such policies have been paid and Amacan is otherwise in full compliance with the terms of such policies. Except as set forth in the Amacan Schedules, all of the insurable properties of Amacan are insured for its benefit in the amount of their full replacement value (subject to reasonable deductibles) against losses due to fire and other casualty, with extended coverage and coverage against other risks customarily insured against by persons operating similar properties in the localities where such properties are located, and under valid and enforceable policies issued by insurers of recognized responsibility. Such policies will be outstanding and in full force at the Closing Date. Included in the Amacan Schedules ia a complete and an accurate list of all insurance policies carried by Amacan, showing for each type of coverage the policy limits, principal exclusions, deductibles and insurer. Amacan does not know of any threatened termination of, or material premium increase with respect to, any of such policies.

     Section 5.16 TRANSACTIONS WITH AFFILIATES. Set forth in the Amacan Schedules is a description of every material contract, agreement or arrangement between Amacan and any person who is or has ever been an officer or director of Amacan or person owning of record, or known by Amacan to own beneficially, five percent or more of the issued and outstanding Amacan Common Stock and which is to be performed in whole or in part after the date hereof or was entered into within three years before the

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

date hereof. In all such circumstances, the contract, agreement or arrangement was for a bona fide business purpose of Amacan and the amount paid or received, whether in cash, in services, or in kind, is, has been during the full term thereof, and is required to be during the unexpired portion of the term thereof, no less favorable to Amacan than terms available from otherwise unrelated parties in arm's length transactions. The Amacan Schedules also include a description of any commitment by Amacan, whether written or oral, to lend any funds to, borrow any money from, or enter into any other material transaction with, any Affiliate of Amacan.

     Section 5.17 MINUTE BOOK. The minute book of Amacan contains, and will contain at the Closing Date, evidence of the due election and incumbency of the Board of Directors and officers of Amacan executing this Agreement or any document, certificate or other instrument executed in order to consummate the transactions contemplated hereby.

     Section 5.18 LABOR AGREEMENTS AND ACTIONS. Amacan is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of Amacan, has sought to represent any of the employees, representatives, or agents of Amacan. There is no strike or other labor dispute involving Amacan pending, or to the knowledge of Amacan threatened, which could have a material adverse effect on the Business Condition of Amacan (as such business is presently conducted and as it is proposed to be conducted), nor is Amacan aware of any labor organization activity involving its employees. Amacan is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with Amacan, nor does Amacan have a present intention to terminate the employment of any of the foregoing. The employment of each officer and employee of Amacan is terminable at the will of Amacan.

     Section 5.19 INTELLECTUAL PROPERTY. Amacan owns, or is licensed or otherwise entitled to use, all patents, trademarks, trade names, service marks, copyrights and any applications therefor, maskworks, net lists, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or materials that in any material respect are used or currently proposed to be used in the business of Amacan as currently conducted or as currently proposed to be conducted by Amacan (the "AMACAN INTELLECTUAL PROPERTY RIGHTS"). The Amacan Schedules list all patents, trademarks, registered and material unregistered copyrights, trade names and service marks, and any applications therefor, included in the Amacan Intellectual Property Rights. Amacan is not, nor as a result of the execution and delivery of this Agreement or the performance of Amacan's obligations hereunder will be, in violation of any license, sublicense or agreement which is material to the Business Condition of Amacan. Except as set forth in the Amacan Schedules, no claims with respect to the Amacan Intellectual Property Rights have been asserted or, to the knowledge of Amacan, are threatened by any Person, nor does Amacan know of any valid grounds for any bona fide claim (i) to the effect that the manufacture, sale or use of any product as now used or offered or proposed for use or sale by Amacan infringes on any copyright, patent or trade secret,
(ii) against the use by Amacan of any trademark, trade name, trade secret, copyright, technology, know-how or computer software program or application used in the business of Amacan as currently conducted or as proposed to be conducted, or (iii) challenging the ownership, validity or effectiveness of any of the Amacan Intellectual Property Rights. To Amacan's knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Amacan Intellectual Property Rights by any third party, including any employee or former employee of Amacan. No Amacan Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement restricting in any manner the licensing thereof by Amacan. Amacan has not entered into any agreement to indemnify any other Person against any charge of infringement of any Amacan Intellectual Property Right.

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

     Section 5.20 ENVIRONMENTAL MATTERS. Amacan has not transported, stored, used, manufactured, released or exposed its employees or any other Person to, any Hazardous Material in violation of any applicable statute, rule, regulation, order or law, except as would not have a material adverse effect on Amacan's Business Condition. Amacan has obtained all material permits, licenses and other authorizations required to be obtained by it under any Environmental Law. Amacan is (a) in compliance with all terms and conditions of such permits, licenses and authorizations, and (b) in compliance in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder except as would not have a material adverse effect on Amacan's Business Condition. Amacan has not received any notice, nor does it possess any knowledge, of any past or present condition or practice of the businesses conducted by Amacan or its Affiliates which forms or could form the basis of any material claim, action, suit, proceeding, hearing or investigation against Amacan, arising out of (x) the manufacture, processing, distribution, use treatment, storage, spill, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any Hazardous Material (y) any actual or potential violation or failure to comply with any Environmental Law, or (z) any actual or threatened obligation to undertake or bear the cost of any liability pursuant to any Environmental Law with respect to any of the properties or assets in which Amacan or its Subsidiaries has ir had an interest. There are no pending or, to the knowledge of Amacan and its Subsidiaries, threatened claims, encumbrances or other restrictions of any nature arising under or pursuant to any Environmental Law with respect to or affecting any of the properties and assets in which Amacan or its Subsidiaries has or had an interest.

     Section 5.21   AMACAN SCHEDULES.   Amacan has delivered to Spire and
Spire Systems the schedules described in this Article V, which are collectively referred to as the "AMACAN SCHEDULES" and which consist of separate schedules dated as of the date of execution of this Agreement and instruments and data as of such date, all certified by the chief executive officer of Amacan as complete, true and accurate. Amacan shall cause the Amacan Schedules and the instruments and data delivered to Spire hereunder to be updated after the date hereof up to and including a specified date not more than three business days prior to the Closing Date. Such updated Amacan Schedules, certified in the same manner as the original Amacan Schedules, shall be delivered prior to the Closing and as a condition precedent to the obligations of Spire and Spire Systems to close.

                                   ARTICLE VI
               SPECIAL COVENANTS TO BE SATISFIED PRIOR TO CLOSING

     Section 6.01   ACTIVITIES OF SPIRE, SPIRE SYSTEMS AND AMACAN.

          (a) From and after the date of this Agreement until the Closing Date and except as expressly permitted or contemplated by this Agreement, Spire, Spire Systems and Amacan will each:

               (i) carry on its business in substantially the same manner as it has heretofore;

               (ii) maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it;

               (iii) perform in all material respects all of its obligations under material contracts, leases and instruments relating to or affecting its Business Condition;

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

               (iv) use its best efforts to maintain and preserve its business organization intact, to retain its key employees, and to maintain its relationships with its material suppliers and customers; and

               (v) comply fully with and perform in all material respects all obligations and duties imposed on it by all federal, foreign, state and local laws and all rules, regulations and orders imposed by Governmental Authorities.

          (b) Except as provided herein or with the prior written consent of the other parties hereto, from and after the date of this Agreement and until the Closing Date, neither Spire, Spire Systems nor Amacan will:

               (i)  make any change in its Articles of Incorporation or Bylaws;

               (ii) take any action described in Section 4.08, in the case of Spire and Spire Systems, or in Section 5.08, in the case of Amacan; or

               (iii) enter into or amend any material contract, agreement or other instrument of any of the types described in such party's disclosure schedules other than in the normal course of business and without materially and adversely affecting the Business Condition of such party.

     Section 6.02   ACCESS TO PROPERTIES AND RECORDS.   Spire, Spire Systems
and Amacan each will afford to the officers and authorized representatives of the other full access to the properties, books and records of Spire, Spire Systems or Amacan, as the case may be, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other, and each will furnish the other parties with such additional financial and operating data and other information as to the business and properties of Spire, Spire Systems or Amacan, as the case may be, as the others shall from time to time reasonably request.

     Section 6.03 INFORMATION FOR SEC REPORTS. Spire and Spire Systems will furnish Amacan with all information concerning Spire and Spire Systems required for inclusion in any report (including a Current Report on Form 8-K) to be filed by Amacan with any Governmental Authority in connection with the Share Exchange and other transactions contemplated hereby, and each of Spire and Spire Systems represents and warrants to Amacan that all information so furnished for such reports shall be true and correct in all material respects without omission to state any material fact required to make the information provided not misleading.

     Section 6.04   INDEMNIFICATION BY AMACAN.   Amacan will indemnify and
hold harmless Spire and Spire Systems and their respective Affiliates, from and against any and all losses, claims, damages, expenses, liabilities or actions to which any of them may become subject under applicable law (including the Securities Act and the Exchange Act) and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any claim or action, whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any report or other document filed with a Governmental Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, provided that such claim or action is not based on, and does not arise out of, information furnished by Spire or Spire Systems for inclusion in such report or document. The indemnity agreement contained in this
Section 6.04 shall remain operative and

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

in full force and effect, regardless of any investigation made by or on behalf of Spire and Spire Systems and shall survive the consummation of the transactions contemplated hereby.

     Section 6.05 INDEMNIFICATION BY SPIRE. Each of Spire and Spire Systems will indemnify and hold harmless Amacan and its Affiliates, from and against any and all losses, claims, damages, expenses, liabilities or actions to which any of them may become subject under applicable law (including the Securities Act and the Exchange Act) and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any claim or action, whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any report or other document filed with a Governmental Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, provided that such claim or action is not based on, and does not arise out of, information furnished by Amacan for inclusion in such report or other document. The indemnity agreement contained in this Section 6.05 shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Amacan and shall survive the consummation of the transactions contemplated hereby.

     Section 6.07 ACQUISITION OF AMACAN COMMON STOCK. The consummation of the Share Exchange and the other transactions contemplated under this Agreement, including the issuance of shares of the Amacan Common Stock to the Spire Stockholders as contemplated hereby, constitutes the offer and sale of securities under the Securities Act and applicable state statutes. Such transactions shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes which depend, among other items, on the circumstances under which the Spire Stockholders acquire such securities.

          (a) In order to provide documentation for reliance upon exemptions from the registration and prospectus delivery requirements for such transactions, the execution of this Agreement by each of the Spire Stockholders shall constitute his or her affirmation and acceptance of, and concurrence in, the following representations and warranties:

               (i) Such Spire Stockholder acknowledges that neither the SEC nor the securities commission of any state or other federal agency has made any determination as to the merits of acquiring the Amacan Common Stock, and that this transaction involves certain risks.

               (ii) Such Spire Stockholder has received and read this Agreement and understands the risks related to the consummation of the transactions contemplated hereby.

               (iii) Such Spire Stockholder has such knowledge and experience in business and financial matters that he or she is capable of evaluating Amacan and its business operations.

               (iv) Such Spire Stockholder has been provided with a copy of this Agreement and the Amacan and Spire Schedules plus all materials and information requested by such stockholder or his or her representative, including any information requested to verify any information furnished (to the extent such information is available or can be obtained without unreasonable effort or expense), and such stockholder has been provided the opportunity for direct communication between Amacan and its representatives and such stockholder and his or her representatives regarding the transactions contemplated hereby.

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

               (v) All information which such Spire Stockholder has provided to Amacan or its agents or representatives concerning such Spire Stockholder's suitability to hold shares of Amacan Common Stock following the transactions contemplated hereby is complete, accurate, and correct.

               (vi) Such Spire Stockholder has not offered or sold any securities of Amacan or interest in this Agreement and has no present intention of dividing the shares of Amacan Common Stock to be received or the rights under this Agreement with others or of reselling or otherwise disposing of any portion of such stock or rights, either currently or after the passage of a fixed or determinable period of time or on the occurrence or nonoccurrence of any predetermined event or circumstance.

               (vii) Such Spire Stockholder was at no time solicited by any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement or any other form of general advertising or solicitation in connection with the offer, sale or purchase of shares of Amacan Common Stock through this Agreement.

               (viii) Such Spire Stockholder has adequate means of providing for his or her current needs and possible personal contingencies and has no need now, and anticipates no need in the foreseeable future, to sell shares of the Amacan Common Stock which the undersigned will receive. Such Spire Stockholder is able to bear the economic risks of this investment, and consequently, without limiting the generality of the foregoing, is able to hold the shares of Amacan Common Stock to be received in the Share Exchange for an indefinite period of time and has a sufficient net worth to sustain a loss of the entire investment, in the event such loss should occur.

               (ix) Such Spire Stockholder is (a) a citizen of the United States, (b) at least 21 years of age, and (c) a bona fide permanent resident of and is domiciled in the state indicated on the signature page hereof, and has no present intention of becoming a resident of any other state or jurisdiction.

               (x) Such Spire Stockholder understands that the Amacan Common Stock has not been registered, but is being acquired by reason of a specific exemption under the Securities Act as well as exemptions under certain state statutes and that any disposition of the shares of Amacan Common Stock acquired in the Share Exchange may, under certain circumstances, be inconsistent with these exemptions and may cause the undersigned to be deemed an "underwriter" within the meaning of the Securities Act. Such Spire Stockholder understands that the definition of "underwriter" arises out of the concept of "distribution" and that any subsequent disposition of the subject Amacan Common Stock can only be effected in transactions which are not considered distributions.
     Generally, the term "distribution" is considered synonymous with "public offering" or any other offer or sale involving general solicitation or general advertising. Under present law, in determining whether a distribution occurs when securities are sold into the public market, under certain circumstances, the relevant considerations are the availability of public information regarding the issuer, a holding period for the securities sufficient to assure that the persons desiring to sell the securities without registration first bear the economic risk of their investment, and a limitation on the number of securities which the stockholder is permitted to sell and on the manner of sale, thereby reducing the potential impact of the sale on the trading markets. These criteria are set forth specifically in Rule 144, and sales of securities in reliance upon Rule 144 can only be made in limited amounts after satisfying applicable holding periods and are subject to additional terms and conditions set forth in that Rule 144.

               (xi) Such Spire Stockholder acknowledges that the shares of Amacan Common Stock must be held and may not be sold, transferred, or otherwise disposed of for value unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Amacan is under no obligation to register the shares of Amacan Common Stock to be acquired by the Spire Stockholders in the Share Exchange under the Securities Act. Amacan's registrar and transfer agent will maintain stop transfer orders against the transfer of the shares of Amacan Common Stock to be obtained by the Spire Stockholders in the Share Exchange, and the certificates representing such shares of Amacan Common Stock will bear a legend in substantially the form set forth in Section 3.02(c).

               (xii) Amacan may refuse to effect transfer of the Amacan Common Stock in the absence of compliance with Rule 144 unless the holder furnishes Amacan with a "no-action" or interpretive letter from the SEC or an opinion of counsel reasonably acceptable to Amacan stating that the transfer is proper. Further, unless such interpretive letter or opinion states that the shares of Amacan Common Stock are free of any restrictions under the Securities Act, Amacan may refuse to transfer the Amacan Common Stock to any transferee who does not furnish in writing to Amacan the same representations and agree to the same conditions with respect to such Amacan Common Stock as set forth herein. Amacan may also refuse to transfer shares of Amacan Common Stock if any circumstances are present reasonably indicating that the transferee's representations are not accurate.

          (b) Each of the Spire Stockholders, for the purpose of inducing Amacan to enter into this Agreement, consummate the Share Exchange and complete the other transactions contemplated hereby, represents and warrants to Amacan as follows:

          (i) such Spire Stockholder is the legal and beneficial owner of the number of shares of Spire Common Stock and Spire Systems Common Stock set forth below his or her name on the signature page hereof, and all such shares are owned by such Spire Stockholder free and clear of any lien, security interest, charge, encumbrance, pre-emptive right or other restriction whatsoever;

          (ii) such Spire Stockholder has not elected to exercise dissenters' rights in connection with the Share Exchange and such Spire Stockholder shall not elect to do so subsequent to the execution of this Agreement;

          (iii) such Spire Stockholder is not required to obtain any consent, approval or authorization or to make any filing with, any Governmental Authority or any other Person in connection with the execution of this Agreement and the consummation of the Share Exchange and the other transactions contemplated hereby;

          (iv) the execution of this Agreement by such Spire Stockholder and the consummation of the Share Exchange and the other transactions contemplated hereby will not violate, conflict with, result in a breach of, or constitute a default under, any order of any Governmental Authority or any provision of any indenture, mortgage, contract, instrument or other agreement to which such Spire Stockholder is a party or by which he or she is bound.

          (c) In connection with the Share Exchange and the transactions contemplated hereby, Spire, Spire Systems and Amacan shall each file, with the assistance of the other and their respective legal counsel, such notices, applications, reports or other instruments as may be deemed by them to be necessary or appropriate in an effort to document reliance on applicable exemptions from the registration requirements of the Securities Act with the appropriate Governmental Authorities in such states as the Spire Stockholders are residents, all to the extent and in the manner as may be deemed by such parties to be appropriate.

          (d) In order to more fully document reliance on the exemptions as provided herein, the Spire Stockholders shall execute and deliver to Amacan, at or prior to the Closing, such letters of representation, acknowledgment, suitability or the like, as Amacan and its counsel may reasonably request in connection with reliance on exemptions from registration under such securities laws.

          (e) Each of Spire and Spire Systems acknowledges that the basis for relying on exemptions from registration or qualifications are factual, depending on the conduct of the various parties, and that no legal opinion or other assurance will be required or given to the effect that the transactions contemplated hereby are in fact exempt from registration or qualification.

                                   ARTICLE VII
                  CONDITIONS PRECEDENT TO OBLIGATIONS OF AMACAN

     The obligations of Amacan under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

     Section 7.01 ACCURACY OF REPRESENTATIONS. The representations and warranties made by Spire and Spire Systems in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and Spire and Spire Systems shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by Spire or Spire Systems, as the case may be, prior to or at the Closing. Amacan shall have been furnished certificates, signed by the duly authorized chief executive and principal financial or accounting officer or officers of Spire and Spire Systems, respectively, dated the Closing Date, to the foregoing effect.

     Section 7.02 OFFICER'S CERTIFICATE. Amacan shall have been furnished with certificates dated the Closing Date and signed by the duly authorized officer or officers of Spire and Spire Systems, as applicable, to the effect that:

          (a) the Share Exchange, this Agreement and the other transactions contemplated hereunder have been duly approved by the Boards of Directors and stockholders of Spire and Spire Systems, respectively, and have been duly executed and delivered in the name and on behalf of Spire and Spire Systems by their duly authorized officers pursuant to, and in compliance with, authority granted by the Boards of Directors of Spire and Spire Systems, as applicable;

          (b) the representations and warranties of Spire and Spire Systems set forth in this Agreement are true and correct as of the date of the certificate;

          (c) there has been no material adverse change in the Business Condition of Spire or Spire Systems, nor has any event occurred which, with the lapse of time or giving of notice, may cause or create any material adverse change in the Business Condition of Spire or Spire Systems, as applicable, up to and including the date of the certificate;

          (d) all conditions required by this Agreement to have been met, satisfied or performed by Spire or Spire Systems have been met, satisfied or performed;

          (e) the consummation of the Share Exchange and the transactions contemplated hereby do not violate any law, regulation, order, writ, injunction or decree of any court or Governmental Authority or result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature upon any of the properties of Spire or Spire Systems pursuant to any mortgage, resolution, agreement or instrument to which Spire or Spire Systems is a party;

          (f) all authorizations, consents, approvals, registrations and/or filings with any Governmental Authority required in connection with the execution and delivery of this Agreement and any documents or instruments contemplated hereby by Spire or Spire Systems have been obtained and are in full force and effect or, if not required to have been obtained, will be in full force and effect by such time as may be required; and

          (g) there is no action, suit, proceeding, inquiry or investigation at law or in equity by any Governmental Authority pending or threatened against Spire or Spire Systems, wherein an unfavorable decision, ruling or finding would have a material adverse effect on the Business Condition of Spire or Spire Systems, the Share Exchange or any other transaction contemplated hereby, or any material agreement or instrument by which Spire or Spire Systems is bound or would in any way contest the existence of Spire or Spire Systems.

     Section 7.03 GOOD STANDING. Amacan shall have received certificates of good standing from the Division, with respect to each of Spire and Spire Systems, dated as of a date within five days prior to the Closing Date, certifying that Spire and Spire Systems are in good standing under the laws of the State of Utah. Amacan shall have also received evidence of the foreign qualification and good standing of Spire and Spire Systems in each other jurisdiction in which the failure to so qualify would have a material adverse effect on the Business Condition of Spire or Spire Systems, as the case may be.

     Section 7.04 UCC CERTIFICATE. Amacan shall have received a Uniform Commercial Code certificate from the Division, dated as of the Closing Date, to the effect that there are no encumbrances of record on the assets of Spire and Spire Systems other than those disclosed in the Spire Schedules.

     Section 7.05 LEGAL MATTERS. Amacan shall have received an opinion in form and substance reasonably satisfactory to it from the firm of Kruse, Landa & Maycock, L.L.C., legal counsel to Spire and Spire Systems, to the effect that:

          (a) each of Spire and Spire Systems (i) is a corporation validly existing and in good standing under the laws of the State of Utah, (ii) is duly qualified and in good standing as a foreign corporation under the laws of each other jurisdiction in which it is authorized to do business, and
(iii) has all requisite corporate power and authority to own, lease and operate its assets and carry on its business as is now being conducted;

          (b) each of Spire and Spire Systems has the corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby, and this Agreement and all instruments delivered pursuant hereto have been duly authorized by all necessary corporate action, have been duly executed and delivered, and are the legal, valid and binding obligations of Spire and Spire Systems, as the case may be;

          (c) the authorized, issued and outstanding capitalization of Spire and Spire Systems is as represented in this Agreement; the outstanding shares of capital stock of Spire and Spire Systems are validly issued, fully paid and nonassessable and not subject to any preemptive rights of any Person; and

          (d) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of the Articles of Incorporation or Bylaws of Spire or Spire Systems.

     In rendering the foregoing opinions, such counsel may rely on certificates or affidavits from executive officers of Spire and Spire Systems or public officials with respect to factual matters and may except therefrom any effect of laws affecting creditor's rights, the enforcement of indemnification, or the equitable remedy of specific performance. Counsel shall not be required to express any opinion with respect to any accounting matters pertaining to the transaction.

     Section 7.06 STOCKHOLDER APPROVAL; NO DISSENTERS' RIGHTS. The stockholders of Spire and Spire Systems shall have, to the extent necessary under applicable law, approved this Agreement and the consummation of the transactions contemplated hereby. No stockholder of Spire or Spire Systems shall have elected to exercise dissenters' rights under the Utah Act.

     Section 7.07 OTHER ITEMS. Amacan shall have received such further documents, certificates or instruments relating to this Agreement and the transactions contemplated hereby as Amacan may reasonably request. The Information Statement shall not be at the Effective Time subject to any proceedings commenced or threatened by the SEC.

                                  ARTICLE VIII
         CONDITIONS PRECEDENT TO OBLIGATIONS OF SPIRE AND SPIRE SYSTEMS

     The obligations of Spire and Spire Systems under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

     Section 8.01 ACCURACY OF REPRESENTATIONS. The representations and warranties made by Amacan in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement), and Amacan shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by Amacan prior to or at the Closing. Spire and Spire Systems shall be furnished with a certificate, signed by the chief executive and principal financial or accounting officer or officers of Amacan and dated the Closing Date, to the foregoing effect.

     Section 8.02 OFFICERS' CERTIFICATE. Spire and Spire Systems shall be furnished with a certificate dated the Closing Date and signed by the duly authorized chief executive officer and principal accounting and financial officer or officers of Amacan to the effect that:

          (a) The Share Exchange, this Agreement and the other transactions contemplated hereunder have been duly approved by Amacan's Board of Directors and stockholders and have been duly executed and delivered in the name and on behalf of Amacan by its duly authorized officers pursuant to, and in compliance with, authority granted by the Board of Directors of Amacan;

          (b) The representations and warranties of Amacan set forth in this Agreement are true and correct as of the date of the certificate;

          (c) There has been no material adverse change in the Business Condition of Amacan nor has any event occurred which, with the lapse of time or giving of notice, may cause or create any material adverse change in the Business Condition of Amacan up to and including the date of the certificate;

          (d) All conditions required by this Agreement to have been met, satisfied or performed by Amacan have been met, satisfied or performed;

          (e) The consummation of the Share Exchange and the transactions contemplated hereby do not violate any law, regulation, order, writ, injunction or decree of any Governmental Authority or result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature upon any of the properties of Amacan pursuant to any mortgage, resolution, agreement or instrument to which Amacan is a party;

          (f) All authorizations, consents, approvals, registrations and/or filings with any Governmental Authority required in connection with the execution and delivery of this Agreement and any documents or instruments contemplated hereunder by Amacan have been obtained and are in full force and effect or, if not required to have been obtained, will be in full force and effect by such time as may be required;

          (g) There is no action, suit, proceeding, inquiry or investigation at law or in equity by any Governmental Authority pending or threatened against Amacan, wherein an unfavorable decision, ruling or finding would have a material adverse effect on the Business Condition of Amacan, the Share Exchange or any other transaction contemplated hereby, or any material agreement or instrument by which Amacan is bound or would in any way contest the existence of Amacan.

     Section 8.03 GOOD STANDING. Spire and Spire Systems shall have received a certificate of good standing from the Division, dated as of a date within five days prior to the Closing Date, certifying that Amacan is in good standing as a corporation in the State of Utah. Spire and Spire Systems shall also have received evidence of the foreign qualification and good standing of Amacan in every other jurisdiction in which the failure to so qualify would have a material adverse effect on the Business Condition of Amacan.

     Section 8.04 UCC CERTIFICATE. Spire and Spire Systems shall have received a Uniform Commercial Code certificate from the Division, dated as of the Closing Date, to the effect that there are no encumbrances of record on the assets of Amacan other than those disclosed in the Amacan Schedules.

     Section 8.05 LEGAL MATTERS. Spire shall have received an opinion in form and substance reasonably satisfactory to it from the firm of Kimball, Parr, Waddoups, Brown & Gee, legal counsel to Amacan, to the effect that:

          (a) Amacan (i) is a corporation validly existing and in good standing under the laws of the State of Utah, (ii) is duly qualified and in good standing as a foreign corporation under the laws of each other jurisdiction in which it is authorized to do business, and (iii) has all requisite corporate power and authority to own, lease and operate its assets and carry on its business as it is now being conducted;

          (b) Amacan has the corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby and this Agreement and all instruments of transfer delivered pursuant hereto have been duly authorized by all necessary corporate action, have been duly executed and delivered by Amacan, and are the legal, valid and binding obligations of Amacan;

          (c) the authorized, issued and outstanding capitalization of Amacan is as represented in this Agreement; the outstanding shares of capital stock of Amacan are validly issued, fully paid, and nonassessable and not subject to any preemptive rights of any Person; and

          (d) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of Amacan's Articles of Incorporation or Bylaws.

     In rendering the foregoing opinions, such counsel may rely on certificates or affidavits from executive officers of Amacan or public officials with respect to factual matters and may except therefrom any effect of laws affecting creditor's rights, the enforcement of indemnification, or the equitable remedy of specific performance. Counsel shall not be required to express any opinion with respect to the accounting matters pertaining to the transaction.

     Section 8.06 AMACAN SHAREHOLDER APPROVAL. The stockholders of Amacan shall have approved this Agreement and the consummation of the transactions contemplated hereby. No Stockholder of Amacan shall have elected to exercise dissenter's rights under the Utah Act.

     Section 8.07 OTHER ITEMS. Spire and Spire Systems shall have received such further documents, certificates or instruments relating to this Agreement and the transactions contemplated hereby as Spire and Spire Systems may reasonably request. The Information Statement shall not be at the Effective Time subject to any proceedings commenced or threatened by the SEC.

                                   ARTICLE IX
                               GENERAL PROVISIONS

     Section 9.01 BROKERS. Except for compensation previously paid by Spire, each of Spire, Spire Systems and Amacan agree that there were no finders or brokers involved in bringing the parties together or who were instrumental in the negotiation, execution or consummation of this Agreement to whom either Spire, Spire Systems or Amacan is obligated to pay any compensation. Further, Spire and Spire Systems each agree to indemnify Amacan, and Amacan agrees to indemnify Spire and Spire Systems, against any claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between such indemnifying party and such third person, whether express or implied, resulting from the actions of such indemnifying party. The covenants set forth in this Section 9.01 shall survive the Closing Date and the consummation of the transactions herein contemplated.

     Section 9.02 NO REPRESENTATION REGARDING TAX TREATMENT. No representation or warranty is being made or legal opinion given by any party to any other regarding the treatment of this transaction for federal, state or foreign income taxation. Although this transaction has been structured in an effort to qualify for treatment under Section 368(a)(1)(B) of the Code, there is no assurance that any part of this transaction in fact meets the requirements for such qualification. Each party has relied exclusively on its own legal, accounting, and other tax advisers regarding the treatment of this transaction for federal, state and foreign income tax purposes and on no representation, warranty or assurance from any party hereto that this transaction in fact meets the requirements for such qualification.

     Section 9.03 GOVERNING LAW. This Agreement shall be governed by, enforced and construed under and in accordance with the laws of the United States of America and, with respect to matters of state law, with the laws of the State of Utah.

     Section 9.04 NOTICES. Any notices or other communications to any party required or permitted hereunder shall be sufficiently given if personally delivered, if sent by facsimile or telecopy transmission or other electronic communication confirmed by registered or certified mail, postage prepaid, or if sent by prepaid overnight courier addressed as follows:

     If to Spire, to:         Spire Technologies, Inc.
                              Attn: Gary B. Godfrey
                              311 North State Street
                              P.O. Box 1970
                              Orem, Utah 84059

          With copies to:          Lyndon L. Ricks, Esq.
                                   Kruse, Landa & Maycock, L.L.C.
                                   50 West Broadway, Eighth Floor
                                   Salt Lake City, Utah 84101-2034

If to Spire Systems, to:      Spire Technologies Systems Division, Inc.
                              Attn: Gary B. Godfrey
                              311 North State Street
                              P.O. Box 1970
                              Orem, Utah 84059

          With copies to:          Lyndon L. Ricks, Esq.
                                   Kruse, Landa & Maycock, L.L.C.
                                   50 West Broadway, Eighth Floor
                                   Salt Lake City, Utah 84101-2034

     If to Amacan, to:        Amacan Resources Corporation
                              Attn:  Russell G. Holley
                              1399 South Seventh East, Number 9
                              Salt Lake City, Utah 84105

          With copies to:          Brian G. Lloyd, Esq.
                                   Kimball, Parr, Waddoups, Brown & Gee
                                   185 South State, Suite 1300
                                   Salt Lake City, Utah  84111

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered or sent by facsimile or telecopy transmission or other electronic communication, or one day after the date so sent by overnight courier.

     Section 9.05 ATTORNEYS' FEES. In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

     Section 9.06   SCHEDULES; KNOWLEDGE.   Whenever in any section of this
Agreement reference is made to information set forth in the Amacan or Spire Schedules such reference is to information specifically set forth in such schedules and clearly marked to identify the section of this Agreement to which the information relates. Whenever any representation is made to the "knowledge" of any party, it shall be deemed to be a representation as to the actual knowledge of the party and the knowledge reasonably expected to be possessed by the party.

     Section 9.07 THIRD-PARTY BENEFICIARIES. This contract is solely between Amacan, Spire and Spire Systems and, except as specifically provided in Sections 6.04 and 6.05, no director, officer, stockholder, employee, agent, independent contractor or any other Person shall be deemed to be a third party beneficiary of this Agreement.

     Section 9.08 ENTIRE AGREEMENT. This Agreement represents the entire agreement between the parties relating to the subject matter hereof. All previous agreements between the parties, whether written or oral, have been merged into this Agreement. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof.
 There are no other courses of dealing, understandings, agreements, representations, or warranties, written or oral, except as set forth herein.

     Section 9.09 TERMINATION; SURVIVAL. Except as expressly set forth in this Agreement, the representations, warranties, and covenants of the respective parties shall survive the Closing and terminate three months after the Effective Date.

     Section 9.10 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

     Section 9.11 AMENDMENT OR WAIVER. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance thereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

     Section 9.12 HEADINGS AND REFERENCES. The article, section and subsection headings of this Agreement are for convenience only, shall not be deemed part of this Agreement, and in no way define, limit, augment, extend or describe the scope, content or intent of any provision of this Agreement. References in this Agreement to articles, sections and subsections shall refer to the articles, sections and subsections of this Agreement unless expressly indicated otherwise.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the date first above written.

"Spire"
Spire Technologies, Inc.,
     a Utah corporation            Attest:



By   /s/ GARY B. GODFREY                By   /s/ BRIAN W. BRAITHWAITE
     ------------------------------          -------------------------------
     Gary B. Godfrey, President              Brian W. Braithwaite, Secretary



"Spire Systems"
Spire Technologies Systems Division, Inc.,
     a Utah corporation            Attest:



By   /s/ GARY B. GODFREY                By   /s/ BRIAN W. BRAITHWAITE
     ------------------------------         -------------------------------
     Gary B. Godfrey, President              Brian W. Braithwaite, Secretary



"Amacan"
Amacan Resources Corporation,
     a Utah corporation            Attest:



By   /s/ TAD. M. BALLANTYNE             By  /s/ LAMAR H. HOLLEY
     ------------------------------         -------------------------------
     Tad M. Ballantyne, President           Lamar H. Holley, Secretary

"Spire Stockholders"

Gary B. Godfrey and Karie Godfrey,      Rita S. Yates and Douglas D. Yates,
Trustees of the Gary B. Godfrey Family  Trustees of the Rita S. Yates Family
Revocable Trust dated July 1, 1993      Revocable Trust dated July 1, 1993


By /s/ GARY B. GODFREY                  By /s/ RITA S. YATES
   ---------------------------------       ------------------------------------
   Gary B. Godfrey, Trustee                Rita S. Yates, Trustee


   /s/ KARIE GODFREY                       /s/ DOUGLAS D. YATES
   ---------------------------------       ------------------------------------
   Karie Godfrey, Trustee                  Douglas D. Yates, Trustee

   27,450 shares Spire Common Stock        18,000 shares Spire Common Stock

   33,075 shares Spire Systems Common      21,690 shares Spire Systems Common
         Stock                                    Stock

     State of residence: Utah                State of residence: Utah



By /s/ JEFFREY L. WEBSTER               By /s/ BRIAN B. BRAITHWAITE
   ---------------------------------       ------------------------------------
   Jeffrey L. Webster, an individual       Brian B. Braithwaite, an individual

   15,750 shares Spire Common Stock        13,500 shares Spire Common Stock

   18,972 shares Spire Systems Common      16,623 shares Spire Systems Common
          Stock                                   Stock

     State of residence: Utah                State of residence: Utah


By /s/ ROBERT K. BENCH                  By /s/ WILLIAM A FRESH
   ---------------------------------       ------------------------------------
   Robert K. Bench, an individual          William A. Fresh, an individual

   10,493 shares Spire Common Stock        2,193 shares Spire Common Stock

   10,000 shares Spire Systems Common
          Stock

     State of residence: Arizona             State of residence: Utah